FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2005

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
HON. PAMELA WALLIN Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020
or BRIAN SCHUMACHER Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020		or DAVID MURCHISON Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020
Copies to:
JOHN W. WHITE Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, NY 10019		JOHN DICAIRE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredricton, NB, Canada E3B 5H1

*  The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.

In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)

The general effect of any material modifications, not previously reported, on the rights of the holders of such securities.

None.

(b)

The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)

The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.

A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant.  (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item).

Reference is made to page 30 of Exhibit (d) hereto.

(b)

External funded debt of the registrant.  (Totals to be stated in the respective currencies in which payable.  No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 30 of Exhibit (d) hereto.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 52 and 53 of Exhibit (d) hereto.

4.

(a)

As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)

Total amount held by or for the account of the registrant.

As at March 31, 2005, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount held in Sinking Fund	Date Issued

20 June 2005	6 1/2	FH	150,000,000	56,030,000	June 1995
23 Oct. 2007	3 1/2	GA	500,000,000	--	Oct. 2002
15 Feb. 2013	7 5/8	EO	200,000,000	22,797,000	Feb. 1993
15 Aug. 2013	6 3/4	ET	200,000,000	77,765,000	Sept. 1993
15 May 2020	9 3/4	DU	200,000,000	13,310,000	May 1990
1 May 2022	8 3/4	EI	200,000,000	--	May 1992

2

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)

Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Otherwise Outstanding	Date Issued

20 June 2005	6 ½	FH	93,970,000	June 1995
23 Oct 2007	3 ½	GA	500,000,000	Oct. 2002
15 Feb 2013	7 5/8	EO	177,203,000	Feb. 1993
15 Aug 2013	6 ¾	ET	122,235,000	Sept. 1993
15 May 2020	9 ¾	DU	186,690,000	May 1990
1 May 2022	8 ¾	EI	200,000,000	May 1992

(b)

If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund.  The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made.  Purchases of bonds into the fund are generally discretionary.  Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds.  The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any Province of Canada and other debt instruments defined by the Provincial Loans Act.

5.

A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)

Internal floating indebtedness of the registrant.  (Total to be stated in the currency of the registrant.)

Reference is made to pages 30, 52 and 53 of Exhibit (d) hereto.

(b)

External floating indebtedness of the registrant.  (Total to be stated in the respective currencies in which payable.)

Reference is made to page 52 of Exhibit (d) hereto.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 18 to 27 and 48 to 51 of Exhibit (d) hereto.

7.

(a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

3

(b)

If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)

Pages numbered 1 to 5 consecutively.

(b)

The following exhibits:

(d)

Current Province of New Brunswick Description.

(e)

Audited Financial Statements of the Province of New Brunswick for the fiscal year ended March 31, 2005, as published in the Public Accounts.

(f)

Consent of the Auditor General of the Province of New Brunswick.

(g)

Audited Financial Statements of NB Power for the fiscal year ended March 31, 2005, as published in its annual report.

(h)

Consent of Deloitte & Touche.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, Canada on the 23rd day of December 2005.

Province of New Brunswick

By:  /s/  John Dicaire

John Dicaire

Assistant Deputy Minister

Treasury Division

Department of Finance

5

EXHIBIT INDEX

(d)

Current Province of New Brunswick Description.

(e)

Audited Financial Statements of the Province of New Brunswick for the fiscal year ended March 31, 2005, as published in the Public Accounts.

(f)

Consent of the Auditor General of the Province of New Brunswick.

(g)

Audited Financial Statements of NB Power for the fiscal year ended March 31, 2005, as published in its annual report.

(h)

Consent of Deloitte & Touche.

6

Exhibit “d” Current Province of New Brunswick Description

December 2005

Exhibit “d” Current Province of New Brunswick Description

TABLE OF CONTENTS

Page

Map of the Province

3

Province of New Brunswick

4

General Information

5

The Economy

6

Revenue and Expenditure of the Province

18

Financing

28

Consolidation of New Brunswick Public Sector Debt

33

Public Sector Pension Liabilities

33

NB Power

36

Tables and Supplementary Information of the Province

48

Funded Debt Outstanding at March 31, 2005

52

Foreign Exchange

53

Sources of Information

53

All dollar amounts herein are in Canadian dollars unless otherwise specified.  On December 6, 2005, the noon buying rate in the City of New York for cable transfers payable in Canadian dollars, as reported by The Federal Reserve Bank of New York, was $1.1563 per U.S. dollar.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded.  Certain information presented in tabular form may not add to the total presented due to such rounding.

The Province made a major change in its accounting policies during the year ended March 31, 2005 by implementing the new government reporting model recommendations of the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA).  The Province now distinguishes between financial and non-financial assets and is now accounting for tangible capital assets as prescribed by PSAB.  The new reporting model has resulted in a number of financial statement changes.  In some cases historical data cannot be reproduced in the new format.

Compound annual rates of growth are computed by using the "geometric average method", which is based on first and last year observations of the variables rather than all observations over the period concerned.

Exhibit “d” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

Exhibit “d” Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein.

	Year ended December 31, (Canadian dollars in millions where applicable)					Compound Annual Growth Rate %

	2000	2001	2002	2003	2004	2000-2004
Economy[1]
Gross Domestic Product at market prices	20,085	20,684	21,152	22,179	22,976	3.4
Personal Income	17,434	17,852	18,259	18,819	19,354	2.6
Retail Trade	7,282	7,498	7,787	7,827	7,963	2.3
Manufacturing Shipments	10,944	11,830	12,287	12,595	14,072	6.5
Foreign Commodity Exports	7,403	8,271	8,162	8,513	9,438	8.8
Population at July 1 (in thousands)	751	750	750	751	752	0.1
Unemployment Rate	10.0%	11.1%	10.2%	10.3%	9.8%	---
Change in Consumer Price Index	3.3%	1.7%	3.4%	3.4%	1.5%	---

	Year ended March 31, (Canadian dollars in millions)	Budget Estimat Estimates

	2004	2005	2006

Government Finance*
Ordinary Account (Surplus) Deficit	101.2	(248.5)	(149.5)
Net Capital Expenditure	240.7	344.0	382.5
(Surplus) Deficit on Special Purpose Account	(4.2)	(6.3)	0.7
(Surplus) Deficit on Special Operating Agency	(12.1)	(12.7)	(10.7)
Earnings from Sinking Fund	(222.5)	(221.6)	(227.0)
Increase (Decrease) in Net Debt	88.3	(131.6)	(4.0)

*Comparable historic figures are not available due to move to Tangible Capital Asset Accounting

	Year ended March 31, (Canadian dollars in millions)

	2001	2002	2003	2004	2005

Provincial Purpose Funded Debt and Capital Loans [2]
Gross Provincial Purpose Funded Debt and Capital Loans	7,656.2	8,004.7	8,418.7	8,485.8	8,397.0
Less Sinking Funds	3,130.2	3,358.8	3,543.0	3,716.2	3,773.8
Net Provincial Purpose Funded Debt and Capital Loans	4,526.0	4,645.9	4,875.7	4,769.6	4,623.2

	Year ended March 31, (Canadian dollars in millions)
	2001	2002	2003	2004	2005
Advances to NB Power [3]
Gross Advances	3,061.1	3,121.7	2,972.8	3,098.0	3,316.6
Less Sinking Funds	297.3	327.4	351.3	363.7	391.6
Net Advances	2,763.8	2,794.3	2,621.5	2,734.3	2,925.0

	Year ended March 31, (Canadian dollars in millions)
	2001	2002	2003	2004	2005
Contingent Liabilities
Gross Contingent Liabilities	135.7	151.4	196.5	263.5	269.4
Less Sinking Funds	---	---	---	---	---
Net Contingent Liabilities	135.7	151.4	196.5	263.5	269.4

1Source:  Statistics Canada – Numbers are subject to adjustment.

2Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

3Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year end rates of exchange.

Exhibit “d” Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK
GENERAL INFORMATION

Introduction

The Province of New Brunswick is located on the eastern seaboard of Canada and has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the province to its mouth on the Bay of Fundy.  The province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests, which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  Saint John, New Brunswick’s largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the province on July 1, 2005 was estimated at 752,006.  The three largest urban areas of New Brunswick and their respective populations based on 2001 census figures are Saint John (122,678), Moncton (117,727) and Fredericton (81,346), the capital of the province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982.  Under these Acts the Provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern.  The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over and taxation of certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain Provinces by the Government of Canada, and for the amendment of the constitution in Canada.  Each Province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly.  The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada.  The current Lieutenant-Governor is His Honour Herménégilde Chiasson.  Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly.  There are presently 17 members of the Executive Council, including the Premier, the Honourable Bernard Lord.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation.  The Legislative Assembly is elected for a term of five years and may be dissolved at any time by the Lieutenant-Governor on the advice of the Premier.  Of a total of 55 seats in the Legislative Assembly, 28 are held by the Progressive Conservative Party and 27 are held by the Liberal Party.  The last provincial general election was held on June 9, 2003.

Exhibit “d” Current Province of New Brunswick Description

International Trade Agreements

The Government of New Brunswick believes that Canada’s participation in the Canada-U.S. Free Trade Agreement and North American Free Trade Agreement improves the province’s international trade opportunities, particularly with neighbouring U.S. states.  The conclusion of the Uruguay Round of GATT, and the subsequent formation of the World Trade Organization, is beneficial for the export-oriented economies of both Canada and New Brunswick.  The launch of the Doha Development round of WTO negotiations in November 2001 is seen as complimentary to bilateral agreements with the U.S.  Secure access to U.S. markets for the vast majority of the province’s exports continues.  The Province participates actively on Federal/Provincial consultative committees concerned with implementation, dispute settlement and future negotiation issues related to international trade and investment agreements.

On March 22, 2002, the U.S. Department of Commerce (DOC) found that Canadian softwood lumber producers, other than those from Atlantic Canada, had benefited from countervailable subsidies, and also found that Canadian producers of softwood lumber had sold their product below fair market value.  The DOC set the Countervailing Duty (CVD) rate at 18.79% and the "all others" Anti-Dumping (AD) rate at 8.43%.  As a result of the exemption from the subsidies case, New Brunswick and all other Atlantic Canada softwood lumber producers are currently paying only the revised AD rate of 4.03% at the US-Canada border.  The most recent attempt to arrive at a negotiated solution between the US and Canada broke down when Canada countered the US refusal to comply with the NAFTA Extraordinary Challenge Committee’s findings of no injury by canceling negotiations with the U.S. scheduled for August, 2005.  New Brunswick will continue to support the Canadian federal government on both the litigation track, as cases move forward before both WTO and NAFTA panels, and in pursuing political discussions and negotiations towards a long-term solution so long as any settlement of the current dispute clearly excludes the Atlantic Provinces from restrictions or penalties.

THE ECONOMY

Recent Developments

The Canadian economy rebounded strongly from the slowdown of 2003, shrugging off a soaring Canadian dollar in 2004 while making the best of high oil prices. Real GDP advanced 2.9% in 2004, an improvement from the 2.0% growth in the previous year. Following a gradual start, employment picked up momentum in the second quarter of 2004. Economic growth in New Brunswick also accelerated from the previous year due to increases in personal consumption expenditures, government investment and exports. Real GDP in New Brunswick increased an estimated 2.0% in 2004. The higher exchange rate, combined with high energy and other commodity prices, caused economic momentum to shift from central to western Canada, with Alberta and British Columbia posting the strongest performances. For New Brunswick, growth was recorded in all sectors, except the mining, utilities, accommodation and food services and the public services1 industries. Output from the goods producing sector rose 3.2%, while output from the service sector increased 1.5%.

In 2004, retail sales in New Brunswick increased 1.7% over 2003, compared to a 4.7% national increase. New motor vehicle sales contracted for the second consecutive year, down 7.7% over 2003.  New Brunswick's Consumer Price Index increased 1.5%, compared to a 1.9% increase for Canada. Despite the appreciation of the Canadian dollar, New Brunswick manufacturing shipments in 2004 increased 11.7% over 2003, above the national rate of 8.5%.  Labour income in New Brunswick rose 2.3% to $11.9 billion in 2004, below the national rate of 4.0%. New Brunswick's housing starts in 2004 totaled 3,947, a 12.1% decline from 2003. Capital investment in the province increased by 7.4% from 2003, with construction investment outpacing that of machinery and equipment. Capital investment in Canada increased by 8.5% in 2004. In the agriculture sector, farm cash receipts increased 2.8% in 2004 despite a 13.5% decline in potato receipts. The value of mineral production in New Brunswick increased 8.2% over 2003, largely due to a 12.2% increase in the value of metallic minerals.

Foreign exports of commodities increased 10.9% in 2004 to $9.4 billion. The value of energy products exports jumped 15.5% over the 2003 level while forestry products rose 8.1%, industrial goods rose 17.9% and machinery and equipment rose 9.8%.

New Brunswick’s employment level in 2004 increased 1.9% from its 2003 level.  With the labour force increasing 1.4%, the unemployment rate dropped to 9.8% from 10.3% in 2003.

1 Public services include the education services, the health care and social assistance and the public administration industries.

Exhibit “d” Current Province of New Brunswick Description

Economic Activity

In 2004, the nominal value of New Brunswick’s GDP was estimated at $22,976 million or $30,553 per capita. Over the 2000 to 2004 period, real GDP grew at a compound annual growth rate of 3.4% compared to a national rate of growth of 4.6%

Between 2000 and 2004, the real GDP from goods producing industries increased at a compound annual growth rate of 2.4% to $6,004.4 million (chained 1997 dollars). The real GDP of service producing industries recorded an identical compound annual growth rate of 2.4% during that same period, reaching a level of $13,077.5 million (chained 1997 dollars).

The gross value of manufacturing shipments increased at a compound annual growth rate of 6.5% (in current prices) over the 2000 to 2004 period, while foreign exports of commodities rose at a compound annual growth rate of 6.3% (in current prices).

Personal income has increased from $17,434 million in 2000 to $19,354 million in 2004 (in current prices), a compound annual growth rate of 2.6%. On a per capita basis, personal income increased from $23,214 to $25,737 (in current prices) over the same period, growing at a compound annual growth rate of 2.6%, identical to the national compound annual growth rate. Retail sales for New Brunswick increased at a compound annual growth rate of 2.3% (in current prices) over the same period.

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole for the years 2000 through 2004.

SELECTED ECONOMIC INDICATORS
	Year Ended December 31, (millions unless otherwise stated)					CAGR[1] (%)
	2000	2001	2002	2003	2004	2000-2004

Gross Domestic Product at market prices	$20,085	$20,684	$21,152	$22,179	$22,976	3.4
Gross Domestic Product (Canada) at market prices	1,076,577	1,108,048	1,154,204	1,216,191	1,290,185	4.6
Per Capita Gross Domestic Product (in dollars)	26,744	27,579	28,203	29,533	30,553	3.4
Per Capita Gross Domestic Product (Canada) (in dollars)	35,080	35,719	36,790	38,403	40,351	3.6
Personal Income	17,434	17,852	18,259	18,819	19,354	2.6
Per Capita Personal Income (in dollars)	23,214	23,803	24,345	25,059	25,737	2.6
Per Capita Personal Income (Canada) (in dollars)	27,384	28,254	28,664	29,369	30,343	2.6
Private and Public Investment (new)	4,087	3,493	3,549	3,980	4,276	1.1
Retail Trade	7,282	7,498	7,787	7,827	7,963	2.3
Manufacturing Shipments	10,944	11,830	12,287	12,595	14,072	6.5
Foreign Commodity Exports	7,403	8,271	8,162	8,513	9,438	8.8
Real Gross Domestic Product (chained 1997 dollars)	18,942	19,257	20,105	20,449	20,867	2.4
Real Gross Domestic Product (Canada) at market prices (chained 1997 dollars)	1,020,488	1,038,702	1,070,789	1,092,388	1,124,428	2.5
Change in Consumer Price Index	3.3%	1.7%	3.4%	3.4%	1.5%	---
Change in Consumer Price Index (Canada)	2.7%	2.6%	2.2%	2.8%	1.9%	---

1Compound annual growth rate

Source:   Statistics Canada.

Exhibit “d” Current Province of New Brunswick Description

New Investment

The following table sets forth statistics regarding new investment in New Brunswick, by sector, and compares total new investment with Canada as a whole.

NEW INVESTMENT
	Year Ended December 31,
	2000	2001	2002	2003	2004[1]
	(millions)
Construction Investment[2]	2,434.3	1,985.3	2,089.7	2,526.1	2,768.6
Housing	790.3	883.8	1,026.8	1,150.6	1,282.9
Transportation and Warehousing	nd	56.5	48.4	30.5	26.3
Manufacturing	nd	89.2	56.3	78.6	83.1
Public Administration	487.3	380.3	372.0	365.0	452.6
Utilities	135.2	141.3	192.4	449.9	527.8
Finance and Insurance	15.0	10.1	16.2	6.1	23.6
Mining and Oil and Gas Extraction	89.7	nd	65.0	nd	23.8
Agriculture, Forestry, Fishing and Hunting	33.3	32.4	37.0	32.8	28.7
Educational Services	51.5	50.9	49.2	56.5	71.2
Retail Trade	24.6	53.0	42.3	100.2	72.3
Information and Cultural Industries	27.6	nd	62.8	nd	nd
Health Care and Social Assistance	15.0	38.7	25.1	23.6	37.3
Construction	9.5	7.6	7.8	9.8	10.6
Real Estate and Rental and Leasing	26.5	40.7	53.6	74.4	32.5
Professional, Scientific & Technical Services	4.1	2.2	3.8	2.1	1.4
Administrative & Support, Waste Management & Remediation Services	10.5	11.0	1.4	5.8	3.7
Accommodation and Food Services	5.4	5.2	13.1	10.6	10.4
Wholesale Trade	13.2	10.8	6.4	13.5	20.6
Other Services	4.4	6.5	8.1	13.6	4.7
Management of Companies & Enterprises	2.8	0.4	1.0	nd	nd
Arts, Entertainment and Recreation	2.1	1.3	1.2	6.8	6.7

Machinery Equipment Investment[2]	1,652.3	1,507.6	1,458.8	1,454.0	1,507.4
Manufacturing	nd	327.0	291.2	370.7	405.5
Finance and Insurance	205.4	182.4	194.1	179.8	182.3
Information and Cultural Industries	148.3	nd	203.3	nd	nd
Transportation and Warehousing	nd	82.4	91.2	86.5	95.3
Construction	74.4	58.3	60.9	74.9	80.1
Agriculture, Forestry, Fishing and Hunting	63.6	56.8	67.7	72.3	79.6
Utilities	111.4	55.4	38.8	43.5	20.6
Retail Trade	56.7	83.5	84.1	100.9	99.2
Professional, Scientific & Technical Services	48.6	34.1	33.7	31.7	30.2
Public Administration	132.7	128.4	100.9	93.2	105.2
Real Estate and Rental and Leasing	113.3	92.5	127.8	82.3	92.8
Wholesale Trade	49.0	49.8	38.1	35.2	40.1
Mining and Oil and Gas Extraction	44.5	nd	18.3	nd	25.2
Health Care and Social Assistance	29.3	44.2	37.2	43.8	34.5
Educational Services	22.5	23.6	22.3	25.2	27.3
Administrative & Support, Waste Management & Remediation Services	24.4	23.6	14.0	22.6	22.6
Accommodation and Food Services	14.0	12.3	9.5	12.9	15.4
Other Services	16.2	15.8	13.7	16.0	11.7
Management of Companies & Enterprises	7.8	1.3	7.6	nd	nd
Arts, Entertainment and Recreation	4.1	3.4	4.4	4.2	5.0
Total New Investment	$4,086.7	$3,492.9	$3,548.5	$3,980.2	$4,276.0

Total New Investment (Canada)	$194,926.2	$206,870.6	$213,978.7	$224,849.7	$243,871.4

1Preliminary actual.

2Total investments include amounts, which are not separately disclosed by Statistics Canada.

  nd:   not disclosed    Source:  Statistics Canada.

Exhibit “d” Current Province of New Brunswick Description

Capital investment increased 7.4% in 2004 from the 2003 level, to $4,276.0 million.  Investment in 2004 represents the highest annual investment total in provincial history. Major investments since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education and forestry-related industries.

In 2004, Enbridge Gas New Brunswick continued developing the natural gas distribution system in the province, which is available in Fredericton, Moncton, Saint John, St. George, and Oromocto.  With a $3-million investment, Enbridge began accepting customers in St. Stephen.  By the end of 2004, Enbridge had about 3,000 customers in New Brunswick, compared to 2,300 in 2003, and plans to continue expanding its customer base.

In recent years, Aliant (owner of NBTel) and Rogers Communications Inc. have made significant investments in the province’s telecommunications system, increasing access to high-speed Internet and wireless communications.  Rogers Cable Inc. announced plans to offer telephone service next year in New Brunswick, Newfoundland and Ontario. Landline telephone would be added to the existing services of cable, Internet and cell phones. Rogers also announced the launching of Hi-Speed Extreme, a faster Internet service, to residential customers. Aliant announced further expansion of its high-speed Internet service to more than 6,000 New Brunswick homes and businesses in 2004. This is part of a $12.6-million Maritime expansion and is over and above a $44-million partnership with the federal and provincial governments announced in November 2003. In New Brunswick, 33 new areas now have access to Aliant’s broadband Internet service. Access was extended in certain municipalities (Bathurst, Devon, Edmundston, Fredericton, Miramichi, Moncton, Rothesay and Saint John) and introduced in 25 other areas. Further expansion for next year is planned in the northwest region, mainly in Haut Madawaska (Saint-François area), Plaster Rock and Perth-Andover.  A $44.6-million investment is expected over the 2003-2006 period to give access to broadband Internet to 90% of the Province’s population, with the federal government providing $16.5 million in funding for the project, while the Province will provide $12.5 million. Aliant announced it would invest $26 million in 2004 to increase digital wireless access to 90% of the population in Atlantic Canada before the close of the year. Aliant has invested more than $290 million over the 2000-2005 period to provide a high quality, reliable wireless network in New Brunswick.

In August 2003, the federal and New Brunswick governments announced an agreement to complete the twinning of a 130- kilometer stretch of the Trans-Canada Highway between Fredericton and the Quebec border by 2007. The costs will be split 50-50 between the two levels of government. Once completed, the four-lane Trans-Canada Highway will extend from the Quebec border in the northwest to the Nova Scotia border in the southeast. In December 2004, the Province selected Brun-Way Group to complete the twinning of the TCH and design, construct and finance the 98-kilometre stretch between Grand Falls and Woodstock and to thereafter assume responsibility for the operation, maintenance and rehabilitation of same for a 25 year period.  Construction of the highway will be completed in 2007.

In 2004, two electric power generation projects were completed. The New Brunswick Power Corporation (NB Power) finished a $750-million upgrade of the Coleson Cove power plant. The upgrade, which extends the power plant’s life to 2030, allows the power plant to reduce emission of certain pollutants, including sulphuric anhydrides, particulate matter and nitrogen oxides. Construction of the new 90-megawatt co-generation plant in Saint John by Irving Oil Limited and TransCanada Pipelines Ltd. was also completed. The $80-million project went on line in 2004.

Foreign Exports of Commodities

Foreign exports of commodities have become increasingly important to both the New Brunswick and Canadian economies. In 2004, foreign exports were equivalent to 45.5% of real GDP for the province, compared to 41.1% for Canada. New Brunswick's foreign exports of commodities, estimated at $9,438.0 million in 2004 (in current dollars), increased at a compound annual growth rate of 6.3% over the 2000 to 2004 period.

Due to the significance of commodity exports, the economic performance of the province is highly dependent on international economic conditions, particularly in the U.S. In 2004, the U.S. purchased an aggregate of 89.9% of the province's foreign commodity exports.  Energy products (mostly refined petroleum products and some electricity) accounted for 47.4% of all commodity exports that year, followed by forest products (lumber, pulp and paper) with 23.2%, and agricultural and fishing products (13.6% of the total). Other important commodity exports are fertilizers, plastic products, electronic parts and components, potash and metallic ores (mostly zinc).

Exhibit “d” Current Province of New Brunswick Description

The table below shows foreign exports of commodities from New Brunswick for the years 2000 to 2004. The largest component, energy products, increased at a compound annual growth rate of 17.4% during that time, due to an increase in energy prices and a major upgrade at the Irving Oil refinery. Exports of forest products decreased at a compound annual growth rate of 5.6%, as the effects of price declines and weak markets led to a decline in exports of these commodities over the period of 2000-2003. Increasing at a compound annual growth rate of 0.8% over the past five years, exports of agricultural and fishing products reported strong increases from 2000 to 2003, but experienced a significant decrease in 2004.

FOREIGN EXPORTS OF COMMODITIES

	Year Ended December 31,					CAGR[1] (%)
	2000	2001	2002	2003	2004	2000-2004
	(millions)

Forest Products	$2,764.7	$2,319.8	$2,088.5	$2,027.2	$2,191.5	-5.6
Energy Products	2,351.1	3,379.8	3,312.2	3,871.1	4,470.9	17.4
Agriculture and Fishing Products	1,243.6	1,352.2	1,399.2	1,337.1	1,282.3	0.8
Industrial Goods	464.6	584.1	595.0	587.1	692.3	10.5
Machinery and Equipment	412.8	465.7	576.0	514.8	565.3	8.2
Other	166.1	169.1	191.4	177.0	235.8	9.2

Total	$7,402.6	$8,271.0	$8,162.2	$8,513.4	$9,438.0	6.3

1Compound annual growth rate

Source:  Statistics Canada.

Exhibit “d” Current Province of New Brunswick Description

Structure of the Economy

The New Brunswick economy receives a large contribution from natural resources, especially forestry and forestry-related industries. The provincial economy shows a larger concentration of service industries than goods producing industries compared to Canada as a whole. During the 2000 to 2004 period, real GDP in the service industries accounted for 69.1% of total real GDP compared to 68.0% for Canada. The following table shows Real GDP by industry in New Brunswick for the years 2000 to 2004, valued in chained 1997 dollars.

GROSS DOMESTIC PRODUCT BY INDUSTRY[1]
	Year Ended December 31,
	2000	2001	2002	2003	2004	CAGR[2] % 2000-2004
	(millions of 1997 dollars)
Goods Producing Industries
Manufacturing[3]	$2,734.6	$2,686.2	$2,886.3	$2,815.2	$2,934.2	1.8
Construction	1,126.9	1,008.9	1,013.1	1,194.5	1,264.8	2.9
Utilities	605.3	593.0	562.8	607.6	591.9	-0.6
Agriculture, Forestry, Fishing and Hunting	721.6	854.8	947.7	951.0	1,003.5	8.6
Mining and Oil and Gas Extraction	266.1	259.8	211.8	241.0	205.8	-6.2
Total Goods Producing Industries	5,458.6	5,361.5	5,609.1	5,819.7	6,004.4	2.4

Service Producing Industries
Transportation and Warehousing	973.0	1,001.8	1,026.5	1,048.2	1,094.4	3.0
Information and Cultural Industries	668.5	716.5	767.7	779.9	790.2	4.3
Retail Trade	1,080.3	1,105.0	1,140.6	1,149.0	1,187.3	2.4
Wholesale Trade	774.0	811.1	839.4	863.9	882.9	3.3
Finance and Insurance, Real Estate, Renting, Leasing, Company Management	2,899.6	3,010.4	3,129.2	3,207.2	3,317.0	3.4
Public Administration	1,670.5	1,707.4	1,745.5	1,743.5	1,735.7	1.0
Educational Services	893.4	881.1	892.0	882.2	869.8	-0.7
Health Care and Social Assistance	1,224.5	1,255.6	1,278.7	1,316.0	1,303.8	1.6
Professional, Scientific and Technical Services	454.5	458.4	504.9	500.5	503.2	2.6
Administrative and Waste Management Services	290.0	304.1	369.7	383.9	393.4	7.9
Accommodation and Food Services	410.8	418.3	424.9	435.8	434.9	1.4
Arts, Entertainment and Recreation	98.7	102.5	108.1	111.4	112.9	3.4
Other Services (except Public Administration)	439.8	463.6	493.6	480.9	484.6	2.5

Total Service Producing Industries	11,871.9	12,221.9	12,700.5	12,879.4	13,077.5	2.4

Total Real Domestic Product (at basic prices)	$17,316.9	$17,607.0	$18,296.0	$18,678.5	$19,056.0	2.4

1Totals may not add up due to the adoption of the chain Fisher deflation methodology.

2Compound annual growth rate

3Includes natural resources processing: output of forestry-related products accounted for approximately 46.6% of manufacturing GDP at basic prices during the years 1999 through 2003.

Source:  Statistics Canada.

Exhibit “d” Current Province of New Brunswick Description

Primary Industries

Mining.  The New Brunswick mining sector has benefited from the development of base metal deposits (zinc, lead, copper and silver ores), potash and peat.  This has resulted in increased direct employment and the development and operation of related smelting, land and water transportation facilities.  The New Brunswick mining industry employs approximately 3,000 people.

A rise in base metals prices in 2004 from 2003 levels was partly offset by a rise in the value of the Canadian dollar.  The net effect was an increase in the total value of mineral production in New Brunswick (increased by 8% to $760 million from a final value of $702 million in 2003).  Metals, which accounted for 66% of the total value of the Province’s mineral production, increased by 12% from 2003 levels, while non-metallics (25% of total production) increased by 6%, chiefly on the strength of higher potash values.  Among the metals, zinc continued to be the dominant commodity (over 43% of total production).  However the province’s only zinc producer, Noranda’s Brunswick mine, is expected to exhaust its mineable reserves by the end of 2009.

The main non-metal commodities are potash, peat, salt and sulphur in smelter gas.  Potash Corporation of Saskatchewan (PCS) operated normally in 2004, with only the regular maintenance shut-down.  The workforce remains at its usual level of approximately 350.

Structural materials such as lime, stone, sand and gravel contributed about 7% to the value of production in 2004.  Several limestone quarries were active, as were areas producing marl and silica.

In 2004, Corridor Resources Inc. and partner PCS continued natural gas production from their first two wells and piped the gas to a plant where it was processed prior to fueling PCS’s potash mill. Columbia Natural Resources Canada, Ltd. (CNRC) undertook a gravity and geochemical survey in June 2004 to satisfy work commitments on Marysville and Cocagne basins licenses.

The Province has established a number of initiatives to improve and expand the viability of the mining industry, as recommended in a major study presented in 2000.  In addition to the Prospector Development Program and the Junior Mining Assistance Program, there are two new initiatives to assist the exploration and mining industries: an 18% tax credit to companies that undertake advanced exploration and a new mine reclamation fund. In 2004, investment in mining exploration in the metallic and industrial minerals sector totaled $13.2 million.  A further $25 million was invested in the exploration for natural gas and other hydrocarbons.  In October 2003 an annual grant program was announced by the Province for the Bathurst Mining Camp.  Fifteen million dollars will be invested in advanced exploration over the first three years.  The terms of the program may be extended for two additional years with a further $10 million contribution.

The following table sets forth the total selling value of mineral production in New Brunswick (including the value of concentrating and smelting) for the years 2000 through 2004.

MINERAL PRODUCTION
	Year Ended December 31,
	2000	2001	2002	2003	2004
	(millions)
Base Metals	$520.5	$580.2	$440.3	$447.7	$502.3
Fuels, including Coal	22.8	19.9	20.0	17.1	n/d
Non-Metallic Minerals	229.2	207.1	193.2	237.8	n/d
Total	$772.5	$807.2	$653.5	$702.5	$760.0

n/d   not disclosed

Source:  Statistics Canada.

Exhibit “d” Current Province of New Brunswick Description

Forestry.  Approximately 83.5% of the land area of New Brunswick is forested and roughly one half of the forested land is owned by the Province as Crown land.  Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $60 million in Crown land royalties for the fiscal year ending March 31, 2005. The Province received $57 million of these royalties from licensee harvest activities and $3 million was forwarded to New Brunswick First Nation Communities in accordance with harvesting agreements and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 1999 through 2003.

FOREST PRODUCTION
	Year Ended December 31,
	1999	2000	2001	2002	2003
	(thousands of cubic metres)
Pulpwood	3,752	3,573	2,799	3,069[1]	3,069[1]
Logs and Bolts	7,486	8,231	7,308	7,319[1]	7,319[1]
Fuelwood	20	33	44	36	36[1]
Other	35	36	35	33	30
Total	11,294	11,872	10,186	10,457[1]	10,454[1]

1National Forestry database estimate.

Source:  National Forestry Database

Information regarding New Brunswick's pulp and paper and wood manufacturing industries is set forth below under "Manufacturing".  Pulpwood production from year to year is affected by, among other things, weather conditions for harvesting and bears a fluctuating relationship to shipments by the pulp and paper industry.

Harvesting of the province’s wood resources on Crown lands and industrial freehold lands is in balance with current growth on a sustainable-yield basis.  The province’s yearly harvest level is estimated at 10.5 million cubic metres, comprised of 65% softwood and 35% hardwood fibre.

Agriculture.  The 2001 Census of Agriculture indicated that New Brunswick had 3,034 farms and 388,061 hectares of farmland.  The comparable figures from the 1996 census were 3,405 farms and 386,027 hectares.  Cattle farms accounted for 26% of all farms in New Brunswick in 2001, followed by fruit operations (13%) and dairy farms (11%).  Total farm cash receipts in the province were $419.1 million in 2004, up 2.8% from the previous year.  Receipts for potatoes, the largest crop, decreased 13.5% to $87.0 million.

Fishing.  Crab, lobster, herring, shrimp, scallops and sea urchin have been the species most important to the primary fishing industry, accounting for nearly 94.1% of the value of landings estimated at $191.1 million in 2004, a 7.1% increase from 2003.  The average annual value of fish landings during the 2000-2004 period was $186.1 million.  New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.  Shipments of processed fish products for 2004 rose 5.1% from 2003 to $1,146.1 million, a considerable increase over the 2000-2004 average of $993.6 million.  Exports of fish products reached $807.7 million in 2004, a 2.8% increase from 2003.

Due to lower prices for farmed salmon, attributable to increased international competition, along with a strengthened Canadian dollar, sales of New Brunswick aquaculture products decreased 7.6% to $252.0 million in 2004.  New Brunswick sales accounted for 37.7% of the Canadian total in 2004, not far behind first-ranked British Columbia.

Exhibit “d” Current Province of New Brunswick Description

Secondary Industries

Manufacturing.  Manufacturing activity in New Brunswick employed approximately 41,700 people in 2004, providing $1,355.7 million in wages and salaries compared to $1,378.0 million in 2003.

In 2004, the value of manufacturing shipments increased by 11.7% to $14,072.4 million from $12,595.0 million in 2003.  The miscellaneous group of manufacturing industries (which includes diverse groups of small plants as well as large producers such as the Irving Oil refinery and Brunswick Mining and Smelting) accounted for 54.0% of total shipments in 2004 and reported a 12.6% increase in the value of shipments over 2003.  Shipments from the paper products, wood products, machinery products and food industries also increased from the previous year.

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory shipments, for the years 2000 through 2004.

GROSS SELLING VALUE OF FACTORY SHIPMENTS
	Year Ended December 31,
						CAGR[1] %
	1999	2000	2001	2002	2003	1999-2003
Industry	(millions)
Paper Manufacturing	$1,990.3	$2,463.3	$2,191.7	$2,212.8	$2,083.5	1.2
Food Manufacturing	1,729.7	1,799.6	1,913.6	2,022.6	2,034.6	4.1
Wood Product Manufacturing	1,477.5	1,354.7	1,399.4	1,559.9	1,684.8	3.3
Miscellaneous Manufacturing[2]	3,957.6	5,325.9	6,578.6	6,735.2	7,061.3	15.6
Total	$9,155.2	$10,943.6	$12,083.3	$12,530.5	$12,864.2	8.9

1Compound annual growth rate

2The principal components of "Miscellaneous" are petroleum products, lead smelting and electrical and electronics commodities.

Source:  Statistics Canada.

Construction.  The construction industry is the second largest of the goods-producing industries in terms of contribution to real GDP. Spending on construction activity in 2004 increased 9.6% from the 2003 level to $2,768.6 million. The two main contributors to the increase were strong residential construction activity in the province, an increase in activity at the Coleson Cove power plant project, and the twinning of the Trans-Canada Highway. Capital investment in Canada reported an increase of 8.5% in 2004. Residential construction, the largest component of investment, accounted for 30.0% of capital investment in 2004. Housing starts in the province reached 3,947 in 2003, a 12.1% decline from the 20-year high of 2003. At the same time, construction investment in the utilities industry jumped 17.3% to $527.8 million in 2004. According to preliminary estimates, construction investment in New Brunswick in 2005 is expected to reach $2,870.3 million, up 3.7% from 2004.

Service Industries

Trade.  Retail trade amounted to $7,962.7 million in 2004, an increase of 1.7% from 2003, compared to the national increase of 4.7%. Between 2000 and 2004, New Brunswick’s compound annual growth rate for retail trade was 2.3%. On a per capita basis, the value of retail sales was $10,588 for New Brunswick and $10,844 for Canada as a whole.

Transportation.  New Brunswick has an extensive infrastructure of road, rail, water and air transportation services. In addition, the province has an area air traffic control centre that controls aircraft within the Maritime Provinces, as well as parts of Quebec and Newfoundland & Labrador. New Brunswick’s three main airports enjoyed strong passenger numbers for 2004; annual increases of 8.6% in Moncton, 5.5% in Fredericton and 5.3% in Saint John were reported.

A major ice-free port in Saint John handled a record 26.3 million metric tonnes of cargo in 2004, an increase of 0.8% from 2003; liquid bulk (includes petroleum) rose 2.1%, dry bulk products (includes potash, salt and fish meal) grew 12.7% and container traffic increased 1.8%. Two sectors experienced declines: forest products (-16%) and breakbulk (-12%).  The port had 60 cruise ship calls and 138,800 passengers.  Capital works and maintenance at the port totaled $9.7 million in 2004.

Exhibit “d” Current Province of New Brunswick Description

The port of Belledune handled 2.15 million metric tonnes of goods in 2004, a decrease of 7.6% from the previous year.  Capital investment worth $537,000 was carried out at the port.

Communications and Technology.  Employment in communications and technology averaged 48,700 persons in 2004, a decline of 600 from the previous year.

Several customer contact centres announced new jobs in 2004 or expansion plans for 2005 including: AOL Canada, Asurion, Cendant Canada Inc., CenterBeam Inc., ClientLogic, Clinidata, Concentra Solutions, Connect North America, Exxon Mobile, Help Desk Now, Marriott, Nucomm and Virtual Agent Services. These announcements more than offset the closure of RMH Teleservice and Charitable Aid Incorporated. The industry employs over 17,000 contact centre workers.

Aliant and Rogers continued to improve high-speed Internet access and digital wireless service in 2004. A partnership involving the Province, the federal government and Aliant will see the investment of over $40 million before the end of 2006 and result in 90% of New Brunswickers having access to high-speed Internet. The Rogers group also launched Hi-Speed Extreme (a faster Internet service) to residential customers and is planning a landline telephone service for the future.

Positive developments in the information technology sector included new contracts, projects, products and/or expansions for AnyWare Group, Barrett Xplore Inc., Bulletproof Solutions, CGI Group, Ensemble Collaboration, Innovatia, LabMentors, Q1 Labs, Skillsoft, Spielo, T4G and xwave.

The NRC Institute for Information Technology Industry Partnership Facility houses five businesses in Fredericton with room for another five. The facility, called a technology cluster, enables small and medium enterprises to access NRC resources, including Voice Over IP and state-of-the-art labs.

Tourism.  In recent years, tourism has made a significant contribution to the economy of New Brunswick. Revenues in 2004 were similar to the previous year at $1.2 billion although visitation declined 5% to 1.76 million visitors.  Unseasonable cool, wet weather at the start of the summer and high gas prices impacted the tourism season. Results for individual tourism operations were mixed, with some exhibiting declines while others reported growth thanks in part to the 400th anniversary celebrations of the founding of Acadia.

Labour Force

Following a modest performance the previous year, employment in New Brunswick in 2004 surged forward to reach a record high of 350,400. Employment gains totaled 6,600 or +1.9% for the year. Nationally, employment growth slowed to 1.8%. With employment growth outpacing labour force growth, New Brunswick’s unemployment rate dipped into single-digits, falling to 9.8% in 2004 from 10.3% the previous year. The number of unemployed persons in the province stood at 37,900, a 3.6% drop from 2003. Nationally, a 4.3% decline in the number of Canadians unemployed helped push the unemployment rate down to 7.2%.

Exhibit “d” Current Province of New Brunswick Description

The following table sets forth certain information concerning New Brunswick's labour market.

LABOUR FORCE

	Average for Year Ended December 31,
	2000	2001	2002	2003	2004
	(thousands)
Population 15 years and over	598.3	600.0	602.4	605.0	607.4
Labour Force	368.2	371.8	381.8	383.1	388.3
Labour Force Employed	331.4	330.6	342.9	343.8	350.4
Labour Force Unemployed	36.8	41.2	38.9	39.3	37.9
Unemployment Rate
New Brunswick	10.0%	11.1%	10.2%	10.3%	9.8%
Canada	6.8%	7.2%	7.7%	7.6%	7.2%
Participation Rate
New Brunswick	61.5%	62.0%	63.4%	63.3%	63.9%
Canada	65.8%	65.9%	66.9%	67.5%	67.6%

Source:  Statistics Canada.

From 2000 to 2004, the number of persons employed in New Brunswick increased 5.7%. The majority of employment gains in 2004 occurred in the service sector, which rebounded from losses experienced the previous year. Health care and social assistance, and educational services were pillars of job strength, adding 3,000 and 2,700 jobs respectively to the provincial economy.

The following table indicates employment by industry in New Brunswick for the years 2000 through 2004.

EMPLOYMENT BY INDUSTRY
	Average for Year Ended December 31,

	2000	2001	2002	2003	2004
Goods Producing Sector	(thousands)
Agriculture	5.9	5.7	5.3	5.6	6.6
Forestry, Fishing, Mining, Oil and Gas	12.7	11.5	10.7	11.1	11.5
Manufacturing	40.7	38.0	38.1	39.9	41.7
Utilities	4.5	4.6	5.0	4.4	3.6
Construction	19.1	18.8	19.2	18.9	18.9
Service Producing Sector
Trade	56.1	55.8	54.9	53.7	54.0
Transportation and Warehousing	19.8	19.2	19.9	19.1	20.4
Professional, Scientific and Technical Services	11.2	13.1	14.9	15.9	16.1
Business, Building and Other Support Services	12.5	15.4	19.2	21.3	21.4
Educational Services	22.5	22.5	21.8	22.0	24.7
Health Care and Social Assistance	40.5	40.7	42.5	44.7	47.7
Information, Culture and Recreation	12.3	12.1	12.8	12.1	11.2
Accommodation and Food Services	21.7	23.3	25.2	23.1	22.5
Other Services	16.7	15.1	17.2	16.6	17.3
Finance, Insurance, Real Estate and Leasing	12.6	13.4	15.3	15.4	14.2
Public Administration	22.5	21.5	21.0	19.8	18.6
Total	331.4	330.6	342.9	343.8	350.4

Source:  Statistics Canada.

Exhibit “d” Current Province of New Brunswick Description

Economic Development

Economic growth is assisted by the federal government’s Atlantic Canada Opportunities Agency (“ACOA”), which was launched in June 1987 with a mandate to stimulate economic development in the Atlantic Provinces.

The Canada-New Brunswick Infrastructure Program Agreement was established in 2000 to improve urban and rural municipal infrastructure in New Brunswick. Canada and New Brunswick are each contributing $54.4 million to be matched by municipalities for a total fund of $163.2 million. As at March 31, 2005 $92.2 million of federal/provincial funding has been expended under this Agreement. This initiative will continue until March 31, 2009.

In 2004, the Canada-New Brunswick Municipal Rural Infrastructure Fund Agreement was established to improve local infrastructure projects in New Brunswick. Canada and New Brunswick are each contributing $33.0 million to be matched by municipalities for a total of $99.0 million. As at March 31, 2005, no dollars were expended under this initiative.

In 1999 the Government of New Brunswick established the $25 million Acadian Peninsula Economic Development Fund to provide additional economic stimulation to the northeast region of the province. In 2005, the funding for this initiative was increased to $40.0 million. As at March 31, 2005, $26.1 million has been advanced under this initiative.  In 2002, a similar $25 million fund was established to support the Restigouche-Chaleur Economic Development Initiative in the northern part of the province. As at March 31, 2005, $6.7 million has been advanced under this initiative. In 2004, a $25 million Miramichi Regional Economic Development Fund was established to provide economic development to the Miramichi region.  As at March 31, 2005, $2.0 million has been advanced under this initiative.

In 2001 the $30 million Total Development Fund was established by the Government of New Brunswick to provide financial support for the implementation of Total Development Strategies in the forestry, mining, energy, aquaculture, agriculture, new technology and tourism sectors. As at March 31, 2005, $17.0 million has been advanced under this program.

Exhibit “d” Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes, and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures and the keeping and auditing of public accounts of the Province.  All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province.  Monies necessary for the carrying out of the operations of the Provincial Government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority.  In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly.  Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose.  Unlike regular appropriations, any unspent balance of these funds may be carried forward to subsequent fiscal years.  At March 31, 2005, the balance of unspent special purpose funds was $78.3 million.

Funds may also be considered as Special Operating Agency Funds.  Revenue may be generated by the Agencies or from transfers from other budgetary accounts.  Any unspent balance of these funds may, with permission from the Board of Management as per the Financial Administration Act, be carried forward to subsequent fiscal years.  At March 31, 2005, the balance of unspent special operating funds, was $16.4 million.  All transactions between the Special Operating Agencies and Provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

During the 2001 fiscal year, the Fiscal Stabilization Fund Act was enacted.  The Act establishes a fund separate from the Consolidated Fund, for the purpose of assisting in stabilizing the fiscal position of the Province from year to year and to improve long term fiscal planning.  Any transfers into the Fiscal Stabilization Fund are authorized by an appropriation in accordance with the Financial Administration Act.  Transfers out of the Fund are made with the approval of the Lieutenant-Governor in Council.

For the year ending March 31, 2005, the remaining amount of $0.5 million was transferred from the Fiscal Stabilization Fund to the Consolidated Fund.

Volume 1 of the public accounts are subject to review by the Auditor General, an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly.

For each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly.  As part of the Province's financial reporting system, the Minister of Finance reports on the status of the budget plan during the year.  The Budget Estimates include the revenue and expenses of some Provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the Provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The Provincial Reporting Entity is comprised of certain organizations that are accountable to the Provincial Legislature.  Transactions and balances of these organizations are included in the Province's financial statements through different accounting methods as outlined in Note 1(a) of Volume 1 of the Public Accounts.

In May 1993, An Act Respecting the Balancing of the Ordinary Expenditures and Ordinary Revenues of the Province was enacted.  The Act, which was amended in April 1995 and renamed the Balanced Budget Act, states that "It is the objective of the Government of New Brunswick that (a) in respect of the first fiscal period, the total amount of the ordinary expenditures for that fiscal period not exceed the total amount of the ordinary revenues for that fiscal period, and (b) in respect of each subsequent fiscal period, the total amount of the expenditures for that fiscal period not exceed the total amount of the revenues for that fiscal period".

Exhibit “d” Current Province of New Brunswick Description

The first fiscal period under the Act was the three fiscal years ended on March 31, 1996 and the second fiscal period the four consecutive fiscal years.  In the second fiscal period, the Province did not meet the requirements of the Balanced Budget Act.  The cumulative difference between total expenditures and total revenues during the period was a deficit of $1,236.5 million.  Major factors explaining the result are the booking of a $450 million write down of New Brunswick Power Corporation asset values in 1998-99 and recognition of the total net present value of the Fredericton-Moncton Highway, $903.8 million, as a result of eliminating the tolls in March 2000 and the consequent change in the lease arrangement from an operating to a capital lease.  As at March 31, 2004 revenues of the Province exceed expenditures by $247.2 million for the balanced budget period of 2000-01 to 2003-04.  As of March 31, 2005, revenues of the Province exceed expenditures by $131.5 million for the balanced budget period of 2004-05 to 2007-08.

The Province of New Brunswick implemented Tangible Capital Asset Accounting and introduced major changes in accounting policies, during the year ended March 31, 2005.  It implemented the new government reporting model recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.  In addition to restating net debt, the new accounting model introduces an additional financial measure for governments that is referred to as the accumulated deficit.  It is the net debt minus non-financial assets.  With this model, net debt is divided into two components: the portion that relates to investment in capital infrastructure and other non-financial assets, and the portion that relates to past operating deficits, or the accumulated deficit.   The new reporting model has resulted in a number of financial statement changes.  In some cases, historical data cannot be reproduced in the new format.

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the two fiscal years ended March 31, 2005 and the Budget Estimates for the fiscal year ending March 31, 2006.

Exhibit “d” Current Province of New Brunswick Description

Comparative Statement of Cash Flow (millions)
Historical data is unavailable due to adoption of Tangible Capital Asset Accounting			Budget Estimates
	2004	2005	2006
Operating Transactions
Surplus (Deficit)	$(173.4)	$242.3	$98.9
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	7.4	7.1	7.4
Foreign Exchange Expense	(40.3)	(21.7)	---
Increase in Allowance for Doubtful Accounts	71.2	77.4	32.3
Sinking Fund Earnings	(222.5)	(221.6)	(227.0)
Amortization of Tangible Capital Assets	269.1	193.4	211.6
Loss on Disposals of Tangible Capital Assets	---	2.3
Actual Losses Due to Foreign Exchange	(25.8)	10.5
Decrease in Pension Liability	(90.6)	(114.8)	---
Increase (Decrease) in Deferred Revenue	6.7	29.4
Proceeds from Disposal of Tangible Capital Assets	(2.0)	(27.2)	---
Decrease (Increase) in Working Capital	124.1	140.9	---

Net Cash from (Used In) Operating Activities	(76.1)	318.0	123.2

Investing Transactions
(Increase) Decrease in Investments, Loans and Advances	57.7	(1.4)	(297.2)

Net Cash From (Used in) Investing Activities	57.7	(1.4)	(297.2)

Capital Transactions
Purchase of Capital Assets	(248.6)	(326.7)	(344.4)
Cash Received to Acquire Tangible Capital Assets	49.8	34.3	38.0
Proceeds from Disposal of Capital Assets	2.0	27.2
Cash used in Capital Transactions	(196.8)	(265.2)	(306.4)

Financing Transactions
Proceeds from Issuance of Funded Debt	914.4	867.1	---
Purchase of NB Power Debentures	(296.7)	(300.0)
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	171.2	292.2	---
Increase (Decrease) in Obligations under Capital Leases	(7.8)	(16.4)
Sinking Fund Installments	(121.8)	(128.3)	---
Funded Debt Matured	(407.5)	(627.5)	---
Net Cash from Financing Activities	251.8	87.1	---

Increase (Decrease) in Cash Position during Year	36.6	138.5	---
Cash Position - Beginning of Year	(26.8)	9.8	---
Cash Position - End of Year	9.8	148.3	---

Cash Represented by
Cash net of Bank Advances and Short Term Borrowing.	$9.8	$148.3	---

1The Budget Estimates do not include estimates of total borrowing requirements of the Province and NB Power .  For information with respect to financial requirements of the Province and NB Power  and with respect to maturing debt of the Province, see "Financing-Financial Requirements", "NB Power -Financial Requirements" and "Financing-Funded Debt Maturity Schedule", respectively.

2For further information see Table IV in "Tables and Supplementary Information of the Province."

(---)Denotes no estimate provided.

Exhibit “d” Current Province of New Brunswick Description

2005 Budget Estimates

The 2005 Budget projected a decrease in net debt of $2.4 million.  For the fiscal year ended March 31, 2005 the decrease in net debt was $131.5 million.  The change of $129.1 million from the Budget Estimates was in part the result of revenues being $279.7 million higher than budget at $5,959.8 million and expenditures being $91.8 million higher than budget at $5,717.6 million.  The change in net debt also reflects the Province’s move to Tangible Capital Asset Accounting, which has resulted in a restatement of net debt.

Major Sources of Ordinary Account Revenue

The major sources of ordinary account revenue for the Province are payments from the federal government, income taxes, consumption taxes, and property taxes.  For the fiscal year ending March 31, 2006, the Province’s revenue is estimated at $5,715.7 million, reflecting projected growth of 2.0% from the fiscal year ending March 31, 2005.  Overall this represents a projected increase of $114.1 million in revenue.  The principal factors that have increased are Consumption tax and Personal Income tax.

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2005 and the Budget Estimates for the fiscal year ending March 31, 2006.

ORDINARY ACCOUNT REVENUE SOURCES

	Year ended March 31%				Budget Estimates	Compound Annual Growth Rate
	2002	2003	2004	2005	2006	2002-06
Taxes
Personal Income	18.7	19.3	18.7	17.9	17.9	2.9
Corporate Income	4.7	4.0	3.3	4.0	3.6	-2.5
Consumption	18.8	22.2	22.4	18.9	20.3	6.2
Property	6.0	6.3	6.0	6.1	6.0	4.1
Miscellaneous	0.6	0.7	0.8	0.7	0.7	6.1
Total Taxes	48.8	52.5	51.3	47.6	48.5	3.9

Other Revenue
Licenses, Permits and Fees	3.7	3.8	5.8	5.3	5.4	14.8
Federal Government Payments	41.1	38.7	36.5	40.7	39.9	3.4
Other Agencies	4.3	2.9	4.2	4.5	4.4	4.3
Miscellaneous	2.0	2.1	2.2	1.9	1.8	0.5
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Ordinary Account Revenue (millions)	$4,865.3	$4,728.3	$5,094.3	$5,601.6	$5,715.7	4.1

Note:

·

Total Ordinary Account Revenue reported as per the Public Accounts of the Province, except for 2003 and 2004 where the revenue from the Fiscal Stabilization Fund has been excluded.

Personal and Corporate Income Taxes.  New Brunswick’s provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.  For the taxation years up to and including 1999, personal income tax was calculated as a percentage of federal income tax.  Effective January 1, 2000, the Province adopted a ‘tax on taxable income’ method of calculating provincial personal income tax.  This method gave New Brunswick personal income tax policy flexibility to help ensure the tax system addresses the government’s social, economic and fiscal objectives.

The 2005-2006 Budget announced that provincial income tax credit amounts and tax brackets would be indexed to protect against inflation effective January 1, 2005.

Exhibit “d” Current Province of New Brunswick Description

Provincial Personal Income Tax Rates and Brackets

2004 Taxation Year	2005 Taxation Year
9.68% on first $32,183 14.82% on $32,183 to $64,368 16.52% on $64,368 to $104,648 17.84% over $104,648	9.68% on first $32,730 14.82% on $32,730 to $65,462 16.52% on $65,462 to $106,427 17.84% over $106,427

In the 2001-02 Budget, the Province introduced a low-income tax reduction.  Effective for the 2003 taxation year, New Brunswick’s low-income tax reduction was enhanced so that all single tax filers with income up to $12,500 will no longer pay provincial personal income tax.  As a result, New Brunswickers who earn income from a full-time job at the current minimum wage and families earning up to $20,000 no longer pay any provincial income tax. As in previous years, eligible low-income families with dependent children may also receive the New Brunswick Child Tax Benefit and the New Brunswick Working Income Supplement, depending upon their income level.  The 2005-2006 Budget announced that effective for the 2005 taxation year, indexation was extended to include the Low-Income Tax Reduction.  As a result, individuals with incomes up to $12,713 and families with incomes up to $20,324 will pay no New Brunswick income tax for 2005.

The corporate income tax is calculated as a percentage of corporate taxable income as defined for federal tax purposes.  The 2002-2003 Budget reduced the general corporate income tax rate from 16% to 14.5%, effective July 1st, 2002. The 2003-2004 Budget further reduced the general corporate income tax rate from 14.5% to 13%, effective January 1st, 2003. Between 1999 and 2003, the small business corporate income tax rate, which applies to small Canadian controlled private corporations, was reduced from 6% to 3%.  In addition, the small business threshold to which this rate applies was increased from the first $200,000 to the first $400,000 of active business income.    The 2004-2005 Budget further reduced the small business corporate income tax rate from 3% to 2.5% effective July 1st, 2004.  In addition, the 2004-2005 Budget further increased the small business threshold to which the rate applies from $400,000 to $425,000, effective July 1st, 2004.  The 2005-2006 Budget announced a three-year plan to bring the small business rate to one percent and to increase the income threshold eligible for the small business corporate income tax rate up to $500,000.  The following table provides the details of the three-year plan.

Effective Date	Rate	Threshold
July 1, 2005	2%	$450,000
July 1, 2006	1.5%	$475,000
July 1, 2007	1%	$500,000

Effective January 1, 2003, New Brunswick’s Research and Development (R&D) tax credit was significantly increased and enhanced from a 10% non-refundable tax credit to a 15% refundable tax credit for expenditures that are eligible for the federal Scientific Research and Experimental Development Tax Credit. Also, New Brunswick offers a 40% refundable Film Tax Credit. The credit is applied to eligible wages and salaries paid to New Brunswick residents.

To encourage entrepreneurship and assist small businesses with obtaining equity capital, the government implemented the Small Business Investor Tax Credit effective August 1, 2003.  This tax credit provides a 30% non-refundable personal income tax credit of up to $15,000 per year on eligible investments by New Brunswickers made after August 1, 2003.  The credit is applied against provincial personal income tax otherwise payable.

Capital Taxes.  Effective April 1, 1997, the Province introduced a large corporations capital tax, applied to taxable capital in excess of  $5 million at a rate of 0.3%.  The Large Corporations Capital Tax applies to the same definition of taxable capital as the federal Large Corporations Tax but does not apply to federally defined financial institutions.  For banks, loan companies and trust companies, New Brunswick applies a capital tax on capital assets in excess of $10 million at a rate of 3%.  The Province administers the capital tax on financial institutions.  Both the Large Corporations Capital Tax and the Financial Corporations Capital Tax are deductible for federal and provincial corporate income tax purposes.

Harmonized Sales Tax.  Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (HST) of 15%.  The HST is a value-added tax and is composed of the federal 7% goods and services tax (GST) and a provincial component of 8%.  The federal government administers the HST.  The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act.

Exhibit “d” Current Province of New Brunswick Description

Under the HST, businesses receive full input tax credits for tax paid on business purchases.  As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries).  In addition, a number of rebates and credits are available.  Books receive a point of sale rebate on the 8% provincial portion of the HST.  Matching federal rebate programs, the Province provides partial rebates on the provincial portion of the HST for municipalities, charities and non-profit organizations in respect of tax payable that is not otherwise recoverable.  New Brunswick also participates in the Foreign Visitor Rebate Program.  As well, the Province offers HST rebates to universities for qualifying research and development projects.

Gasoline and Motive Fuel Tax and Tobacco Tax. The provincial gasoline and motive fuel tax rates are 14.5 cents per litre for gasoline and 16.9 cents per litre for diesel fuel.  To discourage smoking and to help offset the costs that smoking imposes on the health care system, New Brunswick tobacco taxes have increased twice since the last reporting period.  On June 18th, 2002, tobacco taxes increased from 7.25 to 9.75 cents per cigarette, from 4.95 to 7.45 cents per tobacco stick and from 3.99 to 6.49 cents per gram of fine cut tobacco.  On December 10, 2002, tobacco taxes were further increased from 9.75 to 11.75 cents per cigarette, from 7.45 to 9.45 cents per tobacco stick and from 6.49 to 8.49 cents per gram of fine cut tobacco.

Property Taxes.  New Brunswick levies a provincial real property tax of $1.50 per $100 of assessment on residential property that is not occupied by the owner.  A provincial property tax rate of 65 cents per $100 of assessment is applied to owner-occupied residential property in unincorporated areas.  The Province also levies a property tax on non-residential property, at a rate of $2.25 per $100 of assessment.  In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 2 cents per $100 of assessment.  Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province.  In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality.  In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services.  The Province offers a low-income property tax allowance of up to $200 for families with taxable incomes of $20,000 or under.  There is also a fee of 5 cents per $100 of assessment imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.  This levy finances the Office of the Rentalsman.

The 2004-2005 Budget announced that, effective January 1, 2005, qualifying not-for-profit housing corporations and not-for-profit co-operative housing associations are eligible to receive relief from the provincial property tax applied to their low-income rental housing property.

In the 2005-2006 Budget, government introduced legislation to amend the Assessment Act to encourage private sector businesses to develop and utilize heritage properties.  This program will provide a property tax incentive for owners of designated heritage properties who undertake an approved restoration.  The owner of the designated heritage property will be forgiven a portion of the net increase in provincial and municipal taxes resulting from the increase in assessed value of this property for a four-year period.

Federal-Provincial Fiscal Arrangements

The Federal-Provincial Fiscal Arrangements Act was amended in March 2005 to implement the 2004 First Ministers’ 10-Year Plan to Strengthen Health Care, which provides for increased federal funding in support of health care through the introduction of a Wait Times Reduction Transfer Trust, the one-time 2004 Medical Equipment Trust (MET) and the Canada Health Transfer (CHT).  The Act was also amended to implement the October 2004 new federal equalization framework, which fixed total equalization funding for the provinces and set up a federal panel to review the Equalization Program.

Fiscal Equalization Payments.  New Brunswick is one of eight provinces to receive fiscal equalization payments from the federal government.  The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation.  New Brunswick's equalization payment for the fiscal year ended March 31, 2004 was $1,089.3 million and for the fiscal year ending March 31, 2005 was $1,395.5 million.  Fiscal equalization payments accounted for 22.1% of total ordinary revenue for the fiscal year ended March 31, 2004 and 25.6% of the total ordinary revenue for the fiscal year ending March 31, 2005.

Canada Health Transfer and Canada Social Transfer.  In 2004-05 the federal government provided annual funding through the CHT, Canada Social Transfer (CST), Health Reform Transfer (HRT), and various one-time funds in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories.  For the fiscal year ending March 31, 2004, major health and social transfers totaled $557.4 million, which accounted for 11.3% of total ordinary revenue.  For the fiscal year ending March 31, 2005 major health and social transfers totaled $676.4 million, which accounted for 12.4% of total ordinary revenue.

Exhibit “d” Current Province of New Brunswick Description

Fiscal Stabilization Program.  Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a province when total revenues of that province, as per the federal definition, fall short of the previous years total due to a downturn in economic activity.

Revenue Guarantee Program.  The Revenue Guarantee Program guarantees cash payments to a province if federal income tax changes result in a 1% or greater decline in that province's personal income tax base.  This program is under review, given the move by provinces from “tax on tax” to “tax on income” method of calculating provincial personal income tax.

Major Ordinary Account Expenditure

For the fiscal year ending March 31, 2005 the Province's actual ordinary expenditure was $5,353.1 million, 3.0% higher than the actual ordinary expenditures for the fiscal year ended March 31, 2004.  The net increase of  $157.6 million is a result of various increases including funding for health care and investments in infrastructure and innovation trust funds.  Increases were offset somewhat by a decrease in the cost of service of the public debt and in pension fund expense for teachers.

The following table shows the percentage distribution of ordinary account expenditure for the four fiscal years ended March 31, 2005 and the Budget Estimates for the fiscal year ending March 31, 2006.

ORDINARY ACCOUNT EXPENDITURE DISTRIBUTION

	Fiscal Year Ended March 31,
					Budget
					Estimate
	2002	2003	2004	2005	2006

Economic Development.	3.0%	2.3%	2.6%	2.6%	2.1%
Education	18.3	19.7	19.3	18.6	18.3
Employment Development & Labour	4.1	3.9	3.8	3.7	3.5
Family and Community Services	14.1	14.2	13.7	13.5	13.3
Health	28.8	30.0	30.1	31.5	31.9
Protection Services	2.6	2.7	2.6	2.6	2.5
Resource Sector	2.7	2.7	2.7	2.8	2.6
Transportation.	3.1	3.3	2.9	2.8	2.8
Central Government	9.8	7.8	11.1	11.0	12.2
Service of the Public Debt	13.5	13.4	11.2	10.9	10.8

	100.0%	100.0%	100.0%	100.0%	100.0%
Total Ordinary Account Expenditures (in millions)	$4,832.9	$4,896.4	$5,195.5	$5,353.1	$5,566.1

Economic Development.  The Economic Development expenditure of $118.7 million represents 2.1% of the total budgeted expenditure for the fiscal year ending March 31, 2006 and are made up of the Departments of:  Business New Brunswick ($34.4 million), the Regional Development Corporation ($39.9 million), Tourism and Parks ($24.4 million) and a portion of General Government ($20.0 million).

Education.  Operating expenses of elementary and secondary schools are paid by the Province.  For the fiscal year ending March 31, 2006, expenditure on education for public schooling is estimated at $820.0 million, 14.7% of total budgeted expenditure.  The Province also pays operating grants to universities estimated at $197.7 million, 3.6% of total budgeted expenditure, for the fiscal year ending March 31, 2006.

Exhibit “d” Current Province of New Brunswick Description

Employment Development & Labour.  The Employment Development and Labour expenditure of $194.7 million represents 3.5% of the total budgeted expenditure for the fiscal year ending March 31, 2006 and is made up of the Departments of Training and Employment Development ($194.1 million) and a portion of General Government ($0.6 million).

Family and Community Services.  The Province provides an income security program, which includes payments to social assistance clients, the disabled, and residents of special care homes.  Funds are also budgeted for exit-related programs.  In addition, the Province assists individuals and families in the acquisition and/or retention of suitable accommodations for reasonable and affordable cost.  For the fiscal year ending March 31, 2006, the Province budgeted $740.1 million for Income Assistance, 13.3% of total budgeted expenditure.

Health.  The Province pays the operating expenses of approved public hospitals to cover the cost of hospital services supplied by such hospitals.  The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents.  For the fiscal year ending March 31, 2006, expenditure on health services is estimated at $1,778.3 million, 31.9% of total budgeted expenditure.

Protection Services.  The Protection Services expenditure of $137.8 million represents 2.5% of total expenditure budgeted for the fiscal year ending March 31, 2006 and is made up of the Department of Justice ($45.0 million), the Department of Public Safety ($91.5 million) and a portion of General Government ($1.3 million).

Resource Sector.  The Resource Sector expenditure of $145.8 million represents 2.6% of the total budgeted expenditure for the fiscal year ending March 31, 2006 and is made up of the Department of Agriculture, Fisheries and Aquaculture ($35.1 million), a portion of Environment and Local Government ($16.8 million), Natural Resources ($91.7 million), Department of Energy ($1.9 million) and a portion of General Government ($.3 million).

Transportation.  For the fiscal year ending March 31, 2006, the Province budgeted $153.9 million for the planning, design and maintenance of highways and the operation of ferry services.  This represents 2.8% of the total budgeted expenditure.

Central Government.  The Central Government expenditure of $678.1 million estimated for the fiscal year ending March 31, 2006 represents 12.2% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($77.5 million), the Department of Supply and Services ($94.2 million), a portion of Environment and Local Government ($38.8 million), General Government ($283.4 million), other central agencies ($34.0 million) and Consolidated Entities ($150.2 million)

Service of the Public Debt.  For the fiscal year ending March 31, 2006 the estimate of $601.0 million for servicing the debt of the Province, including interest, foreign exchange, amortization and other debt management expenses, represents 10.8% of the total budgeted expenditure.

Net Capital Expenditures

Expenditures for physical assets are financed primarily by borrowing, and are charged to operations as incurred.  The following table shows the percentage distribution of gross capital expenditure for the four fiscal years ended March 31, 2005 and the Budget Estimates for the fiscal year ending March 31, 2006.  The table also shows the total amounts of recoveries through cost-sharing agreements.

Exhibit “d” Current Province of New Brunswick Description

CAPITAL EXPENDITURE DISTRIBUTION

		Fiscal Year Ended March 31,
					Budget
					Estimate
	2002	2003	2004	2005	2006

Highways	47.2%	58.7%	61.7%	53.0%	47.9%
Bridges	7.3	6.7	7.3	7.9	7.6
Schools	15.2	13.5	12.0	12.1	11.3
Hospitals	5.3	5.1	8.6	14.8	22.6
Other Public Buildings	5.9	7.4	2.8	2.4	5.1
Vehicles	10.8	1.5	2.6	5.0	1.7
Other	8.3	7.1	5.0	4.8	3.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Total Expenditure (in millions)	$227.4	$253.9	$293.3	$385.6	$423.8

Total Recoveries (in millions)	$19.9	$42.7	$52.6	$41.6	$41.3

Net Capital Exp. (in millions)	$207.5	$211.2	$240.7	$344.0	$382.5

Capital recoveries for the fiscal year ending March 31, 2006 are estimated at $41.3 million, of which $40.0 million are recoveries from the Federal Government.  As of March 31, 2005, the Province and the federal government had entered into 28 cost-sharing agreements for Economic Development. All of these agreements have expired as of March 31, 2005, involving expenditures in excess of $1,105.3 million of which the federal government will contribute a total of approximately 65.2%. Included in this expenditure is the Regional Economic Development Agreement totaling $104.0 million with a federal recovery of $72.8 million.

During the fiscal year ended March 31, 1999 an amendment was made to the Highway Improvement Program providing for expenditures of $300.0 million of which the federal government contributed 50%.  As of March 31, 2005 the Province had $300.0 million in shareable expenditures and recovered $150.0 million from the federal government.

During the fiscal year ended March 31, 2003 an agreement was signed under the Strategic Highway Infrastructure Program for $29.2 million of which the federal government will contribute 50%.  As of March 31, 2005, the Province had  $21.8 million in shareable expenditures and recovered $10.9 million from the federal government.

During the fiscal year ended March 31, 2004, an agreement was signed under the Strategic Infrastructure Fund for $400.0 million of which the federal government will contribute 50%.  As of March 31, 2005, the Province had $66.4 million in shareable expenditures and recovered $33.2 million from the federal government.

During the fiscal year ended March 31, 2005 an agreement amendment was signed under the Strategic Infrastructure Fund and the Border Infrastructure Fund for $80.0 million of which the federal government will contribute 50%.  As of March 31, 2005, the Province had $5.0 million in shareable expenditures and recovered $2.5 million from the federal government

Special Purpose Account

Special purpose account revenue is all revenue designated for special purpose by donor trust funds or by legislation.  For the fiscal year ending March 31, 2006, such revenue is estimated to be $45.4 million and expenditures from the various accounts are estimated to be $46.1 million for a deficit of $0.7 million.

Exhibit “d” Current Province of New Brunswick Description

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts.  Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature.  For the fiscal year ending March 31, 2006, revenue is estimated at $203.1 million from the various agencies and expenditures at $192.4 million for a surplus of $10.7 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry.  Such assistance has been channeled principally through the Department of Business New Brunswick, the Department of Family and Community Services and Provincial Holdings Ltd. and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments.  Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements.  Allowances for doubtful or uncollectable amounts are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.  See "Tables and Supplementary Information of the Province--Table V" for information concerning loans and advances for the four fiscal years ended March 31, 2005 and the Budget Estimates for the fiscal year ending March 31, 2006.

Business New Brunswick.  The Minister of Business New Brunswick is responsible for assistance provided under the Economic Development Act, the Agricultural Development Board and the Fisheries Development Act:

The Economic Development Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council.  At March 31, 2005 loans and guarantees under the Economic Development Act amounted to approximately $239.6 million.  The allowance for doubtful accounts on these loans and guarantees amounted to $100.7 million.

The Agriculture Development Board provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province.  At March 31, 2005 loans and guarantees outstanding were $22.6 million.  The allowance for doubtful accounts totaled $16.4 million.

The Fisheries Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment.  At March 31, 2005, loans and guarantees outstanding amounted to $47.6 million.  The allowance for doubtful accounts totaled $40.5 million.

Family and Community Services.  The Department of Family and Community Services carries out the Government's housing policies.  Loans are issued pursuant to the New Brunswick Housing Act.  At March 31, 2005 loans under the New Brunswick Housing Act totaled $33.6 million.  The allowance for doubtful accounts on these loans totaled $2.1 million.  In accordance with the recommendations of the Canadian Institute of Chartered Accountants, loans that will be repaid through future Provincial appropriations are expensed at the time of issue.

Provincial Holdings Ltd.  Provincial Holdings Ltd. (“PHL”) is a New Brunswick company, which the Province uses to invest in the equity of industrial enterprises that are based in the Province.  PHL is wholly owned by the Province. As at March 31, 2005, $6.5 million had been advanced to PHL by the Province.  The allowance for doubtful accounts on loans to PHL totaled approximately $2.9 million.

Exhibit “d” Current Province of New Brunswick Description

FINANCING

Borrowing Requirements

The following table provides information on the Province's ordinary account deficit or surplus, deficit or surplus from operations and increase or decrease in net debt for the fiscal years ended March 31,2004 and 2005 and the Budget Estimates for the fiscal year ending March 31, 2006.

INCREASE (DECREASE) IN NET DEBT

	Year Ended March 31, (millions)
Historical data not available due to move to Tangible Capital Asset Accounting			Budget Estimates
	2004	2005	2006

Ordinary Account Revenue	$5,094.3	$5,601.6	$5,715.7
Ordinary Account Expenditure	5,195.5	5,353.1	5,566.1
(Surplus) Deficit on Ordinary Account	101.2	(248.5)	(149.5)

Capital Account Expenditure	293.3	385.6	423.8
Capital Account Recoveries	52.6	41.6	41.3
Net Capital Expenditure	240.7	344.0	382.5

Special Purpose Account Revenues	40.7	48.9	45.4
Special Purpose Account Expenditures	36.5	42.6	46.0
(Surplus) Deficit on Special Purpose Account	(4.2)	(6.3)	0.7

Special Operating Agency Revenues	207.4	216.9	203.1
Special Operating Agency Expenditures	195.3	204.2	192.4
(Surplus) Deficit on Special Operating Agency	(12.1)	(12.7)	(10.7)

Sinking Fund Earnings	(222.5)	(221.6)	(227.0)

Eliminations of Inter-Account Transactions	(0.1)	(0.4)	--

Change in Other Non-Financial Assets	(14.8)	14.0	--

Increase (Decrease) in Net Debt	$88.3	$(131.6)	$(4.0)

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to CICA recommendations as well as several other relatively small items are not included since they are non-budgetary items.  Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2005 were $93.3 million and for the fiscal year ending March 31, 2006 are estimated at approximately $434.2 million.

Non-Public Borrowing

The Province has borrowed from one non-public source, the Canada Pension Plan (“CPP”).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate.  When the Plan generates surpluses, the excess funds are invested in capital markets.  In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown Corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs.  Changes to CPP legislation in 1998 allowed for new funds flowing

Exhibit “d” Current Province of New Brunswick Description

into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP Investment Fund to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate.  At March 31, 2005, New Brunswick had outstanding borrowings from the CPP Investment Fund of $834.3 million.

Public Borrowing

At March 31, 2005, the Province had outstanding borrowings for Provincial purposes from non-federal sources totaling $7,562.7 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars, U.S. dollars, Japanese yen and Swiss francs.  Not included in this amount is $3,316.6 million borrowed on behalf of NB Power .

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below:

SOURCES OF FUNDS 1

Year ended March 31,	Public Borrowing	Non-Public Borrowing Canada Pension Plan	Total Borrowing
	(millions)
2001	$600.0	$53.0	$653.0[2]
2002	600.0	74.8	674.8[3]
2003	1,050.2	73.2	1,123.44
2004	551.9	71.2	623.15
2005	500.0	67.1	567.16

	$3,302.1	$339.3	$3,641.4

1Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at the time of issue.

2 In addition, $300.0 million was borrowed on behalf of NB Power.

3 In addition, $300.0 million was borrowed on behalf of NB Power.

4 In addition, $741.8 million was borrowed on behalf of NB Power.

5 In addition, $296.7 million was borrowed on behalf of NB Power.

6 In addition, $300.0 million was borrowed on behalf of NB Power.

Between April 1, 2005 and December 15, 2005, the Province borrowed $996.1 million.

Growth of Funded Debt

The following tables illustrate the rate of change of the Province's outstanding Provincial purpose funded debt and present certain ratios relating that growth to economic indicators.  The following tables do not include $50 million borrowed during the fiscal year 2000, $300.0 million borrowed during the fiscal year 2001, $300.0 million borrowed during the fiscal year 2002, $741.8 million borrowed during the fiscal year 2003, $296.7 million borrowed during the fiscal year 2004 and $300.0 borrowed during fiscal year 2005 on behalf of NB Power.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all Provincial purpose funded debt.  The Province’s current policy is to pay 1.5% of Provincial purpose funded debt annually into the sinking fund.  Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province.  Interest earned on such investments is added to the sinking fund and is reinvested in approved securities.  At March 31, 2005 the value of the sinking fund applicable to debt issued for Provincial purposes amounted to $3,773.8 million.  For the fiscal year ended March 31, 2005, earnings on investments amounted to $221.6 million.

Exhibit “d” Current Province of New Brunswick Description

OUTSTANDING NET PROVINCIAL PURPOSE FUNDED DEBT AND CAPITAL LOANS

Gross Provincial Purpose Funded Debt[1] Denominated in millions

At March 31,	Cdn Dollars	US Dollars	Japanese Yen	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over previous year %
2001	5,956.2	933.5	10,872.0	100.0	7,656.2	3,130.2	4,526.0	1.0
2002	6,305.4	933.5	9,744.0	100.0	8,004.7	3,358.8	4,645.9	2.6
2003	6,270.4	747.5	8,616.0	100.0	8,418.7	3,543.0	4,875.7	4.9
2004	7,396.9	747.5	0.0	100.0	8,485.8	3,716.2	4,769.6	(2.2)
2005	7,679.5	500.0	0.0	100.0	8,397.0	3,773.8	4,623.2	(3.1)

1Debt securities issued in foreign currencies, which have been hedged are reported in the currency into which they have been hedged at the rates of exchange established by such hedges.

2

Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

COMPARATIVE DEBT STATISTICS[1]
	(millions)

	2001	2002	2003	2004	2005

Gross Domestic Product at market prices	$20,085	$20,684	$21,152	$22,179	$22,976
Personal Income	17,434	17,852	18,259	18,819	19,354
Ordinary Revenue	4,509	4,865	4,839	5,094	5,602
Net Funded Debt	4,526	4,646	4,876	4,770	4,623
As % of Gross Domestic Product	22.5	22.5	23.1	21.5	20.1
As % of Personal Income	26.0	26.0	26.7	25.3	23.9
As % of Ordinary Revenue	100.4	95.5	100.8	93.6	82.5

1The figures for Ordinary Revenue and Net Funded Debt are for the fiscal year ended March 31.  The figures for GDP and Personal Income are for the calendar year ended December 31 of the previous year.

Exhibit “d” Current Province of New Brunswick Description

PROVINCIAL PURPOSE FUNDED DEBT MATURITY SCHEDULE

For Securities Outstanding at March 31, 2005 (denominated in millions1)
				Total
	Canadian	United States	Swiss	Canadian
Year ending March 31,	Dollars	Dollars	Francs	Dollars[2]
2006	$ 246.1	US$ 150.0	Sfr ---	$435.8
2007	660.5	---	100.0	764.9
2008	537.3	---	---	537.3
2009	861.3	---	---	861.3
2010	722.7	---	---	722.7

2006-10	3,027.8	150.0	100.0	3,321.9
2011-15	2,615.5	200.0	---	2,857.4
2016-20	646.9	---	---	646.9
2021-25	339.3	150.0	---	520.7
2026-30	500.0	---	---	500.0
2031-35	550.0	---	---	550.0

	$ 7,679.5	US$ 500.0	Sfr 100.0	$ 8,397.0

1

Debt securities issued in foreign currencies, which have been hedged, are reported in the currency into which, they have been hedged at the rates of exchange established by such hedges.

2

Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at the fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

Between April 1, 2005 and December 15, 2005, the Province borrowed $996.1 million.

Unfunded Debt

Because the Province follows an accrual accounting system, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities.  Such unfunded debt is not secured by debt instruments.

At March 31, 2004, the Province's unfunded debt was as follows:

UNFUNDED DEBT

At March 31, 2005
(millions)
Bank Advances and Short Term Borrowing	$694.3
Trust Deposits	52.5
Accounts Payable	687.8
Accrued Expenditures	882.5
Deferred Revenue	323.9
Total Unfunded Debt	$2,641.0

This unfunded debt is partially offset by assets of the Province in the amount of $1,757.1 million, represented by $842.6 million of cash and short term investments, $352.3 million of accounts and interest receivable, $392.0 million of taxes receivable, $42.9 million of inventories and $127.3 million of prepaid and deferred charges.

Exhibit “d” Current Province of New Brunswick Description

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2005 with comparable numbers as at March 31, 2004

CONTINGENT LIABILITIES
		At March 31,
		2004	2005
		(millions)

Bank Loans
	Under Various Acts	$339.3	$337.0

	Less: Provision for Possible Losses	75.8	67.6

Total Contingent Liabilities		$263.5	$269.4

Due to the adoption of the definition of the Reporting Entity recommended by the Public Sector Accounting and Auditing Board of the CICA, guarantees associated with the debt of NB Power  and the New Brunswick Municipal Finance Corporation are not included in the previous table.  These guarantees are as follows:

		At March 31,
		2004	2005
		(millions)
Bonds, Debentures and Notes
	NB Power ¹	$125.0	$125.0
	New Brunswick Municipal Finance Corporation	421.4	466.6

Loans from Northern Canada Power Commission to NB Power		5.5	4.4
		551.9	596.0
	Less: Sinking Funds	39.5	43.3

		512.4	552.7
	Accrued Interest¹	12.3	12.6

Total		$524.7	$565.3

1Foreign denominated debt plus accrued interest are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

Debt Record

The Province has always paid promptly when due the full amount of the principal, redemption premium, if any, and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee, all in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable restrictions of laws and regulations forbidding trading with the enemy.

Exhibit “d” Current Province of New Brunswick Description

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power, New Brunswick Municipal Finance Corporation and municipalities are the only public sector entities with outstanding debt.  Municipalities, with the exception of the City of Saint John, are required to obtain approval from the Provincial Government before borrowing money for capital expenditures.

CONSOLIDATED FUNDED DEBT OF THE NEW BRUNSWICK PUBLIC SECTOR

(millions)

Province of New Brunswick
	Funded Debt	$8,397.0
	Less: Sinking Funds	3,773.8
		4,623.2
Municipalities
	Funded Debt	466.6

Total Public Sector Debt		$5,089.8

Information in the foregoing table relative to the Province is at March 31, 2005 and information relative to municipalities is the amount outstanding at December 31, 2004.  The figures for the Province do not include contingent liabilities of the Province in respect of its guarantees of obligations of NB Power  ($86.1 million net of sinking funds of $43.3 million).  Also excluded is $2,925.0 million (net of sinking funds of $391.6 million) borrowed by the Province on behalf of NB Power .  This debt is paid out of the operating revenues of NB Power  rather than out of Provincial revenues.  Between April 1, 2005 and December 15, 2005, the Province borrowed $996.1 million.

PUBLIC SECTOR PENSION LIABILITIES

The Public Service Superannuation Act establishes a plan under which pensions are paid to most government employees and to certain employees of boards or institutions affiliated with the Province or their surviving spouses and minor dependents.  Employees contribute approximately 6.0% on average of their salaries into the Public Service Superannuation Fund (PSSF).  Approximately 9,756 active Provincial employees are making contributions. The Province and other designated employers are required to contribute into the PSSF an amount that is necessary, in addition to employee contributions, to cover current service cost.  If at any time the PSSF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $44.2 million as the employer portion of current service cost for the year ending March 31, 2005.  The Province will contribute approximately $ 37.6 million for current service cost for the fiscal year ending March 31, 2006.  The market value of the PSSF was $2,924.3 million as of March 31, 2005.

As the result of the PSSF’s April 1, 2002 actuarial valuation for funding purposes, the Province of New Brunswick and three other designated employers began making special payments to reduce the $281.6 million unfunded liability.  The Province’s share of the special payments will be $40.8 million while the three designated employers will collectively contribute $11.1 million in the fiscal year ending March 31, 2006.

The Teachers’ Pension Act establishes a plan for the payment of pensions to retired teachers or their surviving spouses and minor dependents.  Teachers covered contribute approximately 7.77% on average of their salaries into the Teachers’ Pension Fund (TPF).  Approximately 7,618 active employees are making contributions.  The Province is required to match employee contributions.  If at any time the TPF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $31.5 million as the employer portion of current service cost for the year ended March 31, 2005.  The Province will contribute approximately $ 34.9 million for the fiscal year ending March 31, 2006.  The market value of the TPF was $3,279.9 million as of March 31, 2005.

As the result of the Teachers’ April 1, 2003 actuarial valuation for funding purposes, the Province of New Brunswick began making special payments to reduce the $748.0 million unfunded liability.  The special payments will be $75.3 million in the fiscal year ending March 31, 2006 ($72.6 million in the fiscal year ending March 31, 2005).

Exhibit “d” Current Province of New Brunswick Description

As of April 1, 2005, the Public Service Superannuation Plan had an actuarial pension surplus of $3.9 million using accounting assumptions while the Teachers’ Pension Plan had an actuarial pension liability of  $73.1 million.

Significant actuarial assumptions used for the purposes of financial statements were:

	Short Term	Long Term
Salary escalation rate	2.0% to 3.0%	4.0%
Real rate of return	4.25%	4.25%
Inflation	2.0% to 3.0%	3.5%

The financial statements for the Province of New Brunswick report a pension surplus of $29.6 million for the Public Service Superannuation Plan and a pension liability of $38.6 million for the Teachers’ Pension Plan as of March 31, 2005.  The primary difference between the actuarial pension liabilities and the liabilities per the financial statements is that accounting standards require that experience gains be amortized over the estimated average remaining service life of the employees.

The Province sponsors three separate School District pension plans totaling $263.3 million in assets.  The Plans have December 31 year-ends.  The total surplus is approximately $31.2million on an actuarial basis and $21.4 million on an accounting basis.  If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations.

The Province sponsors pension plans for Provincial court judges, Members of the Legislative Assembly and the Ombudsman.  Collectively they have a total actuarial unfunded liability of $42.8 million and an accounting unfunded liability of  $52.0 million as of March 31, 2005.

The Province also contributes to the Pension Plan of Certain Bargaining Employees of New Brunswick Hospitals, C.U.P.E. Employees of New Brunswick Hospitals and the Pension Plan for Part-time and Seasonal Employees.  The Province contributes a fixed percentage of an employees’ wages, and has no further financial obligation.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation.  The corporation acts as trustee for the Public Service Superannuation Fund, the Teachers’ Pension Fund and the Provincial Court Judges’ Pension Fund.

 New Brunswick Electric Finance Corporation

New Brunswick Electric Finance Corporation (“NBEFC”) was established under the Electricity Act (“Act”), which came into force on October 1, 2004.

NBEFC has as its mandate to manage the assets, liabilities, rights and obligations that NBEFC received as part of the restructuring of New Brunswick Power Holding Corporation, and to dispose or otherwise deal with them as it sees fit.

Upon the proclamation of the Electricity Act, New Brunswick Power Corporation was restructured into the New Brunswick Power Holding Corporation with four subsidiary companies:

New Brunswick Power Generation Corporation;

New Brunswick Power Nuclear Corporation;

New Brunswick Power Transmission Corporation, and

New Brunswick Power Distribution and Customer Service Corporation.

Exhibit “d” Current Province of New Brunswick Description

As a result of the restructuring, the former New Brunswick Power Corporation’s debt, accrued interest and Sinking Funds were transferred to NBEFC.  A net total of $3.5 billion was transferred to NBEFC that consisted of the following:

Long-term debt	$3,537
Short-term debt	378
Accrued interest	83
Sinking funds	(418)
$3,580

In exchange, NBEFC received promissory notes from each New Brunswick Power Holding Corporation’s subsidiaries, including accrued interest, and a $140-million equity share in New Brunswick Transmission Corporation. In addition, NBEFC assumed the deferred debt charges of $50 million and relieved the newly formed NB Power Holding Corporation and its subsidiaries (“NB Power Group”) of New Brunswick Power Corporation’s $187 million deficit.

NBEFC holds Class “B” non-voting share of nominal value in the Holding Corporation as well as in its subsidiaries.  NBEFC holds an additional thousand Class “B” non-voting common shares in New Brunswick Transmission Corporation assigned a value of $140 million.

NBEFC will receive debt service payments, dividends and payments in lieu of taxes from the newly formed companies.

Exhibit “d” Current Province of New Brunswick Description

NEW BRUNSWICK POWER HOLDING CORPORATION

New Brunswick Power Corporation (“NB Power”) was established as a Crown Corporation of the Province of New Brunswick in 1920 by enactment of the New Brunswick Electric Power Act.

On October 1, 2004 the Province of New Brunswick proclaimed the Electricity Act, which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. NB Power was continued as New Brunswick Power Holding Corporation (Holdco) with four new subsidiary operating companies that commenced operations on this date. The subsidiaries include:

·

New Brunswick Power Generation Corporation, (Genco)1

·

New Brunswick Power Nuclear Corporation, (Nuclearco)2

·

New Brunswick Power Transmission Corporation, (Transco)

·

New Brunswick Power Distribution and Customer Service Corporation, (Disco)

The new subsidiary companies pay the equivalent of income and capital taxes, operate on a commercial basis, and over time will be required to earn a positive rate of return on equity, pay a cash dividend to the Province of New Brunswick, and borrow funds without a provincial government guaranty1.

At March 31, 2005, Holdco and its subsidiaries, collectively called the NB Power Group (“the Group”) operated six hydro-electric plants with a combined net generating capacity of 884 megawatts, one CANDU nuclear plant at Point Lepreau with a net generating capacity of 635 megawatts, five thermal plants with a combined net generating capacity of 1,923 megawatts and three combustion turbine plants with a combined net generating capacity of 327 megawatts.  The Group has a total net generating capacity of 3,769 megawatts and its gross generation constitutes 88% of the gross generating capacity in the province.2  Gross investment in all plants at March 31, 2005, was $4,433 million.

At March 31, 2005, the Group maintained 6,665 kilometers of transmission lines and 19,803 kilometers of distribution lines, representing a gross investment of $291 million and $727 million, respectively.  The Group also had an investment of $452 million in terminals and substations.

Transco has extensive interconnection facilities to take advantage of its favorable geographic position between the two very large electric power systems in Québec and New England and the other two Maritime Provinces.  At March 31, 2005 interconnection capacity was as follows:

INTERCONNECTION CAPACITY

Utility System	Megawatts

Québec	1,100
New England	810
Nova Scotia	500
Prince Edward Island	200

Total	2,610

Genco exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2006-2019 period.

___________________________

1 Includes New Brunswick Power Coleson Cove Corporation, formed as a subsidiary of Genco upon restructuring, and NB Coal Ltd..

2 NB Power Nuclear Corporation will remain an agent of the Crown and its debt will continue to be guaranteed by the Province of New Brunswick

3 Gross generating capacity for the Province is based on 2003 Statistics Canada figures.

Exhibit “d” Current Province of New Brunswick Description

Financial Restructuring

A corporation under the name New Brunswick Electric Finance Corporation (“NBEFC”) was formed to facilitate, over time, the conversion of NB Power’s debt to appropriate levels of debt and equity in the subsidiaries. On October 1, 2004, NBEFC re-capitalized NB Power, converting $187 million of debt to equity, to bring NB Power’s equity to zero and further converted $140 million of debt to equity to re-capitalize Transco to 60% debt and 40% equity.  All other subsidiaries were capitalized at 100% debt.

Market Restructuring and Deregulation

As part of the restructuring on October 1, 2004, the New Brunswick System Operator (“System Operator”) was established as an independent not-for-profit corporation to:

·

ensure reliable operation of the electricity system

·

implement and operate an electricity market

·

design and administer a non-discriminatory transmission tariff

A Market Advisory Committee, comprised of many stakeholders, advises the System Operator on market issues and recommends rule and tariff changes.

Wholesale and large industrial customers have the option to obtain electricity from competitive suppliers. Customers leaving the system may be assessed an exit fee or equivalent charge. For wholesale and large industrial customers that do not select an alternative supplier, Disco will have an obligation to provide a standard offer of service under terms and prices consistent with previous service. Market conditions will be reviewed periodically regarding the introduction of retail competition.

To facilitate provision of standard offer supply, the existing generation supply resources will be provided under contracts to Disco.  If and when these contracted resources are insufficient to meet standard offer needs Disco would acquire new resources through a competitive request for proposal (“RFP”) process.

The regulatory powers of the Board of Commissioners of Public Utilities of New Brunswick (“PUB”) were increased to include:

·

the open-access transmission tariff in New Brunswick

·

stranded costs and exit fees

·

RFP process for new resource requirements

·

market monitoring

·

appeal of market rules

·

standard service rate increases that exceed the greater of 3.0% or the percentage change in the average consumer price index

Business Development

Consistent with the Group’s business development plan objectives to ensure the reliability of supply, environmental acceptability, economic efficiency, and financial viability, four major development projects have been undertaken:

Coleson Cove Generating Station Refurbishment

In December 2004, Genco completed the Coleson Cove Generating Station Refurbishment Project at a cost of approximately $659 million.  The Coleson Cove Generating Station (“the Station”) is a three-unit, 978 MW net generation facility capable of burning a wide range of liquid fuels.  The Station is the largest in the Group’s system and provides one-third of New Brunswick’s energy requirements during the winter months.  Generation from the Station is required to meet future demand.

Investment in flue gas de-sulfurizing and associated emission control equipment was necessary to meet more stringent environmental standards which resulted from the intent to burn Orimulsion® at the Station. The forecasted significantly lower fuel costs for the station, the savings from which were intended to finance the environmental control equipment, have not materialized as a result of the unavailability of Orimulsion®.

Exhibit “d” Current Province of New Brunswick Description

In September 2005, Holdco reinitiated legal action in New Brunswick against the fuel supplier, Bitor America Corporation and Petroleos de Venezuela (“PDVSA”), for their failure to provide Orimulsion® under the terms and conditions negotiated by NB Power and Bitor.  The case is outstanding.

The station is projected to use heavy fuel oil in the near term with the potential of switching to Orimulsion® or another lower cost fuel in the medium term. Fuel switching may require development of a new fuel handling system and alternative delivery options are being considered.

Point Lepreau Nuclear Generating Station Refurbishment

On July 29, 2005 the Government of New Brunswick, on the recommendation of the Board of Directors of Nuclearco, announced its decision to refurbish the Point Lepreau Generating Station during an 18-month outage scheduled to begin in April 2008.  The $1.0 billion capital project will replace all 380 fuel channel and calandria tube assemblies and feeders as well as complete other equipment replacements, inspections and upgrades to allow the station to operate an additional 25 years.  Production from the station provides up to 30% of New Brunswick’s electricity, and maintains significant environmental benefits.

International Power Line Project

The construction of a second 345 kV transmission line and interconnection to the New England electricity market will have the benefits of increased opportunities for imports and exports of electricity, reduced transmission losses and increased system reliability for the State of Maine and the Maritime Provinces.  The estimated cost of the project is $50 million for the Canadian portion. The National Energy Board (NEB) has issued a conditional Certificate of Public Convenience and Necessity to construct, operate, and maintain the power line. The US portion is estimated to cost $90 million (USD) and is expected to be owned and operated by Bangor Hydro-Electric Company; a subsidiary of Emera Inc. Bangor Hydro-Electric Company is in the process of seeking the required approvals for the US portion of the project. The final regulatory approval for the US portion is expected by the end of December 2005.  ISO New England will operate the line and has agreed to roll the full cost of the US line, to $90 million (USD), into its regional tariff. The project is planned for completion in late 2007.

Renewable Energy Development

Following a public request for proposals, Disco signed a twenty-year power purchase agreement with Eastern Wind Inc. for a 20 MW wind farm on Grand Manan. The proposed wind farm will have 11 turbines and expects to be generating electricity in the summer of 2006. Disco intends to purchase the output and environmental attributes from the project as part of a long-term goal to acquire 400 MW from renewable energy projects by 2016.

Rates

Under the Electric Power Act, in effect prior to October 1, 2004, rates were charged by NB Power to cover all operating charges and expenses, overhead, interest and amortization charges, and to maintain "such reserve, depreciation and surplus accounts as are maintained by a properly managed corporation".  Effective January 1, 1990, NB Power became subject to rate regulation by the PUB.  The Lieutenant Governor in Council may reverse or vary any rate order of the PUB.  If this occurs there is no appeal.  The mandate of the PUB does not extend to areas such as approval of borrowings or contracts for the sale or purchase of electricity outside the province.

The Public Utilities Act was amended on December 10, 1993 to provide “legislated permission” regulation.  Since that date, NB Power and its successor company, Disco, may implement rate increases in any fiscal year without applying to the PUB, provided the rate increase does not exceed the greater of 3.0% or the percentage change in the average consumer price index.

Under the new Electricity Act, effective October 1, 2004, Disco’s ability to increase rates is governed by a similar provision as set out in the 1993 Amendment to the Public Utilities Act.    In addition, the newly incorporated Transco is governed under the Electricity Act and as such, Transco’s rates are set out in an approved tariff.  Genco and Nuclearco are not regulated as of October 1, 2004.

Exhibit “d” Current Province of New Brunswick Description

Rate increases in the past five fiscal years are shown in the following tables:

AVERAGE RATE INCREASES

	Year Ended March 31,

Customer Classification	2001	2002	2003	2004	2005[1]

Residential	3.0%	0.0%	3.0%	2.9%	6.0%
General service	0.0	0.0	1.5	2.9	6.0
Industrial	0.0	0.0	1.5	1.5	4.5
Wholesale	0.0	0.0	1.5	2.5	5.6
Street lights	0.0	0.0	0.0	2.9	6.0

Operations and Financial Review

The financial information which follows is on a combined basis for the fiscal year ended March 31, 2005 for the Group.

The Group recorded a net income of $9 million in 2004/05 compared with a net loss of $18 million in 2003/04.

The most significant factor contributing to the change in year-over-year net income was a non-recurring charge in 2003/04 against net income of $44 million for write-off of costs associated with a fuel handling system intended for delivery of Orimulsion® fuel to the Coleson Cove Generating Station. The income from operations in the previous year before the write-off was $26 million compared to the current year income from operations of $9 million.

Other factors contributing to the year-over-year increase in income were:

• higher in-province revenue due to the 2.5 per cent average rate increase implemented April 1, 2004 and an increase in revenue due to interruptible energy prices, which are variable and linked to generation costs

• higher out-of-province revenue due to higher average prices for export energy

• decreased finance charges arising from mid-year restructuring of the Corporation’s debt

There were other factors that offset the impact of these positive developments:

• higher fuel and purchased power costs due to decreased nuclear generation and lower hydro performance, both of which resulted in higher replacement energy costs

• higher operations, maintenance and administration costs as a result of a significant staff adjustment program that reduced the Group’s workforce by 10 per cent for 2005/06

• special payments in lieu of income taxes made to the Shareholder post mid-year restructuring

Cash flow from operations in 2004/05 decreased by $11 million to $245 million. This resulted primarily from a decrease in net income (excluding the one-time 2003/04 write-off of $44 million for fuel handling facility costs).

The Group’s debt decreased by $204 million in 2004/05 due to the net reduction of debt from financial reorganization of NB Power and principal repayments made during the year, offset by a new debt issue to fund capital spending at Coleson Cove Generating Station.

___________________________

4 Rates were raised twice in fiscal 04/05, on April 1, 2004 and March 31, 2005. The cumulative impact resulted in average increases of 6% for residential, general service and streetlight customers, 4.5% for industrial customers and 5.6% for wholesale customers.

Exhibit “d” Current Province of New Brunswick Description

On Oct. 1, 2004, NBEFC assumed the obligations of NB Power with respect to notes and debt instruments previously issued to the Province or to other third-party debt holders. These obligations included all notes and debentures existing at Sept. 30, 2004, including US dollar debentures and cross-currency interest rate swaps, as well as related accrued interest and deferred debt costs.

In exchange for the transfer of these items, NBEFC issued a new debt portfolio to the Group, along with related accrued interest, common share equity of $140 million and contributed surplus of $187 million.

Operating Results

Total revenue was $1,403 million in 2004/05, which is an increase of $92 million or 7 per cent from 2003/04.

In-province revenue was $1,049 million in 2004/05, representing an increase of $40 million or 4.0 per cent from 2003/04. The main contributors to the year-over-year variance were:

• a 2.5 per cent average rate increase implemented April 1, 2004, which increased revenue by $24 million

• higher interruptible energy prices for large industrial customers increased revenue by $12 million; these prices are variable and linked to generation costs

• changes in overall sales mix and weather-adjusted sales volumes increased revenue by $4 million

Out-of-province revenue increased $5 million or 2.0 per cent from 2003/04. The main contributors to the year-over-year variance were:

• an increase in revenue of $11 million due to a higher average price for export energy, partially offset  by lower hydro and nuclear generation, which decreased the availability of surplus energy for export  and resulted in a 3 per cent decrease in export sales volumes and a $6 million decrease in revenue

For the fiscal year ended March 31, 2005, energy was supplied as follows:

COMPOSITION OF ENERGY SUPPLY	Total	In Province

Hydro	14.5%	17.5%
Heavy fuel & combustion turbine	21.1	13.2
Orimulsion®	12.1	10.6
Coal and petroleum coke	20.9	22.0
Nuclear	21.9	26.1
Purchases	9.5	10.6
Total	100.0%	100.0%

The cost of fuel and purchased power was $497 million in 2004/05, an increase of $30 million or 6.4 per cent from 2003/04. Heavy fuel oil represented 39 per cent of this spending while purchased power from utilities in Nova Scotia, Maine, Quebec and New Brunswick accounted for 25 per cent. The year-over-year increase in fuel and purchased power costs was attributable to the following factors:

• hydro flows were 106 per cent of the long-term average in 2004/05 compared to 120 per cent in 2003/04. Decreased availability of this low-cost energy increased generation costs by $20 million.

• Point Lepreau’s net capacity factor was 77 per cent during 2004/05 compared to 86 per cent in 2003/04. Decreased availability of this low-cost energy increased generation costs by $28 million.

These increases were offset by an overall lower load decrease ($11 million) and other variances in generation and purchased power mix, and an overall decrease in fuel prices, net of the hedging impact ($7 million).

Operations, maintenance and administration costs were $384 million in 2004/05, an increase of $29 million or 8.2 per cent from 2003/04. This was mainly due to the following factors:

Exhibit “d” Current Province of New Brunswick Description

• early retirement costs were $23 million higher due to a significant staff adjustment program that decreased the Corporation’s workforce by 10 per cent for 2005/06 onward

• labour, hired services, and material costs were $13 million higher mainly due to the timing and extent of maintenance outages in Nuclearco and Genco

These increases were offset by a $10 million reduction in costs, including reduced pension costs and decreased hired services and other related costs from restructuring.

Amortization and decommissioning costs were $219 million in 2004/05, an increase of $6 million or 2.8 per cent from 2003/04. This was primarily due to the completion and capitalization of the Coleson Cove Generating Station refurbishment project in December 2004.

Capital Expenditures

Capital expenditures, net of proceeds on disposal and customer contributions, were $335 million in 2004/05, a decrease of $162 million or 33 per cent from 2003/04.

The primary reason for the decrease was reduced spending on the Coleson Cove Generating Station Refurbishment Project ($200 million versus $400 million the previous year) as the project was completed in December 2004. This decrease was offset by an increase in regular capital expenditures by Genco, and an increase in capital spending on pre-engineering work required for refurbishment of the Point Lepreau Generating Station. Transmission and distribution infrastructure upgrade projects were also completed during the year.

Free Cash Outflow and Debt Increase

Free cash outflow was $161 million in 2004/05, an increase of $215 million from 2003/04. The primary reasons for the increase were:

• reduced capital spending

• reduced funding of the used nuclear fuel management and nuclear decommissioning liabilities due to a one-time funding     in 2003/04 to meet CNSC licensing requirements

Net debt decreased by $204 million in 2004/05 compared to an increase in 2003/04 of $321 million. This was mainly due to the following factors:

• reduced capital spending

• reduced funding of the used nuclear fuel management and decommissioning liabilities

• a net reduction in debt due to the restructuring of the Corporation’s debt portfolio on Oct. 1, 2004

The Group’s debt levels will increase in future years with refurbishment of the Point Lepreau Generating Station and construction of the International Power Line. The level of short term borrowings fluctuates depending on the timing of debt maturities and capital investment requirements. Since restructuring on Oct. 1, 2004 the Group issues long and short-term notes to NBEFC.  Under the authority of the Electricity Act, the Province of New Brunswick issues debt on behalf of NBEFC.

Exhibit “d” Current Province of New Brunswick Description

Statistical Information

The following table sets forth certain information with respect to the peak demand and capacity for each of the fiscal years 2001 through 2005.

PEAK DEMAND AND CAPACITY

Year Ended March 31,	In Province Peak demand	Out-of-Province Firm Sales	Total Peak Demand	Total Net Generating Capacity and Firm Capacity Purchases[5][1]
	(megawatts)
2001	2,893	464	3,357	4,121
2002	2,768	863	3,631	4,268
2003	3,089	590	3,679	4,275
2004	3,340	366	3,706	4,276
2005	3,146	399	3,545	4,350

15 At the time of the in-province peak demand.

Exhibit “d” Current Province of New Brunswick Description

The following table sets forth certain statistical information for the five fiscal years ended March 31, 2005.

SELECTED OUTPUT AND SALES DATA

	Year Ended March 31,

	2001	2002	2003	2004	2005

System Power Generated and Purchased (in millions of kilowatt-hours)
Generated	18,818	19,067	17,908	19,199	18,514
Purchased	2,092	1,945	1,752	1,371	1,848
	20,910	21,012	19,660	20,570	20,362

Station service and losses (transformer and transmission)	2,021	1,953	2,051	2,000	1,943

Total Energy Available	18,889	19,059	17,609	18,570	18,419

Electric Sales (in millions of kilowatt-hours)

In-province	14,011	13,795	14,540	14,648	14,606
Out-of-province	4,878	5,264	3,069	3,922	3,813

Total Electric Sales	18,889	19,059	17,609	18,570	18,419

Revenue from Sale of Power (in millions of dollars
In-province	$931	$919	$993	$1,009	$1,049
Out-of-province	332	359	227	246	251

Total revenue from sale of power	1,263	1,278	1,220	1,255	1,300
Miscellaneous revenue and transmission	46	41	53	56	103

Total Revenue	$1,309	$1,319	$1,273	$1,311	$1,403

Number of Customers (at end of period)[6][1]	353,724	356,440	360,237	363,439	366,930

Average Revenue per kilowatt-hour
In-province	6.64¢	6.66¢	6.83¢	6.89¢	7.18¢
Out-of-province	6.81¢	6.82¢	7.40¢	6.27¢	6.58¢

___________________________

6 Includes customers served indirectly through local distribution companies in the Cities of Saint John and Edmundston

Exhibit “d” Current Province of New Brunswick Description

The following summary financial information was extracted from the audited combined financial statements of NB Power Holding Corporation.

NEW BRUNSWICK POWER HOLDING CORPORATION

Summary Combined Balance Sheet

	As At March 31, (millions of dollars)
	2004	2005[7]
Assets
Current assets	$287	$330
Fixed assets	3,146	3,273
Long-term assets	176	195
Deferred charges	120	76

Total Assets	$3,729	$3,874

Liabilities and Deficit
Current liabilities	$817	$956
Long-term debt	2,814	2,459
Deferred liabilities	293	323
Shareholder’s equity	(195)	136

Total Liabilities and Shareholder’s Equity	$3,729	$3,874

___________________________

7 2005 data represents summary combined figures based on the results of the Group for fiscal 04/05. Prior years’ data is consolidated from the former integrated structure.

Exhibit “d” Current Province of New Brunswick Description

Summary Combined Statement of Income

	Year ended March 31,
		millions of dollars
	2001	2002	2003	2004	2005[8]

Revenues	$1,309	$1,319	$1,273	$1,311	$1,403
Expenses
Fuel and purchased power	504	492	528	467	497
Transmission[9]	--	--	--	---	---
Operations	530	552	580	601	644
Interest and exchange	355	256	242	217	202
Write-off fuel handling system costs[10] [1]	--	--	--	44	--
	1,389	1,300	1,350	1,329	1,389

Income (loss) before special payments in lieu of income taxes	(80)	19	(77)	(18)	14
Special payments in lieu of income taxes[11]	--	--	--	--	5
Net Income (Loss) for the Year	$(80)	$19	$(77)	$(18)	$9

.

___________________________

8 2005 data represents summary combined figures based on the results of the Group for fiscal 04/05. Prior years’ data is consolidated from the former integrated structure

9 The PUB also regulates the Open Access Transmission Tariff (OATT) that establishes non-discriminatory access to the transmission system for generators and customers inside and outside the province and generates revenues for Transco to operate and maintain the transmission system. In its March 2003 decision, the PUB approved an initial revenue requirement that is the basis for existing OATT rates. The OATT rates were effective September 20, 2003. On October 1, 2004, the System Operator assumed responsibility for the design and administration of the OATT. As such, Transco bills the System Operator for the majority of its revenue requirement, which the System Operator collects through the OATT from the various load and load-serving customers including Genco, Nuclearco, and Disco.

10 NB Power received environmental approvals and commenced a project in December 2002 to refurbish the 998 MW Coleson Cove Generating Station to extend its life and convert it to burn Orimulsion® fuel. The project included the development and construction of facilities and pipeline capable of handling Orimulsion® fuel. NB Power had signed a memorandum of understanding for the development of these facilities. The site chose required investment in a fixed jetty, storage tanks, pumping and piping to the existing pipelines used to transport heavy fuel oil to the generating station. Of the expenses incurred on the fuel delivery system, $44 million was not expected to provide future service value and was expensed in the year ended March 31, 2004.

11 Special payments in lieu of income taxes are calculated at an individual company level. During the period that special payments in lieu of income taxes was applicable, Disco incurred a net loss and recorded a future special payments in lieu of income taxes amount, reducing the overall provision.

Exhibit “d” Current Province of New Brunswick Description

Summary Combined Statement of Cash Flow

	Year Ended March 31,
	(millions of dollars)
	2001	2002	2003	2004	2005[12]
Net Inflow (Outflow) of Cash Related to the Following Activities:
Net income (loss)	$ (80)	$19	$(77)	$ (18)	$9
Non-cash items	294	215	216	274	236
Net change in non-cash working capital balances	16	(35)	14	29	(51)
Nuclear decommissioning and used fuel management funds installments and earnings131	--	--	(20)	(156)	(13)
Other	--	--	(7)	(8)	(1)

Cash from operating activities	230	199	126	121	180
Cash from financing activities	(91)	(104)	131	321	158
Cash from investing activities	(116)	(135)	(212)	(497)	(341)
Net Cash Inflow (Outflow)	23	(40)	45	(55)	(3)
Cash and short-term investments
Beginning of Year	34	57	17	62	7
End of year	$ 57	$17	$62	$7	$4

Segmented Information

___________________________

12 2005 data represents summary combined figures based on the results of the Group for fiscal 04/05. Prior years’ data is consolidated from the former integrated structure

13 NB Power has established a used nuclear fuel segregated fund held in a custodial account to meet the license conditions of the Point Lepreau Generating Station set by the CNSC.  NB Power has also established a trust fund pursuant to the Federal Nuclear Fuel Waste Act (“NFWA”). In accordance with the NFWA, the Nuclear Waste Management Organization was formed to prepare and review alternatives, and provide recommendations for long-term management of nuclear waste. This submission is to occur within three years of the NFWA coming into force. The federal government will determine the strategy for dealing with the long-term management of used nuclear fuel based on submitted plans. The NFWA requires major owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The NFWA requires the Corporation to contribute $4 million annually for the next two years to its trust fund. Further funding requirements beyond this time will be based on the plan chosen. The funds contained in the established fund to meet the license conditions of the generating station described above will also be used to meet these requirements. NB Power has established a decommissioning segregated fund held in a custodial account to meet the license conditions for the Point Lepreau Generating Station set by the CNSC.

Exhibit “d” Current Province of New Brunswick Description

The Group is organized and operates under five reportable business segments. On Oct. 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies. As these segments existed for the full year, the results presented are representative of the full year activities of the segments. These results will differ from the individual company statements, which only report the results of the segment for the period October 1, 2004, when the company commenced operations.

Year Ended March 31, 2005

(millions of dollars)

	Genco	Nuclearco	Tansco	Disco	Holdco	Eliminations	Total

Total Revenue	869	226	102	1,093	139	(1,026)	1,403

Total Expenses	841	236	93	1,086	156	(1,018)	1,394

Net Income (Loss) for Year	28	(10)	9	7	(17)	(8)	9

Total Assets	2,196	637	369	759	363	(450)	3,874

Total Debt	1,983	383	198	589	3	0	3,156

Capital Expenditures	238	30	28	39	0	0	335

Exhibit “d” Current Province of New Brunswick Description

TABLES AND SUPPLEMENTARY INFORMATION OF THE PROVINCE

In the following tables, the revenue and expenditure for the four fiscal years ended March 31, 2005 have been extracted from the Public Accounts for such years (subject to certain adjustments for purposes of comparability).  For the fiscal year ending March 31, 2006, the numbers have been extracted from the Budget and the forecast of revenue and expenditure published in the Budget Estimates.  Revenue and expenditure are expressed on a net basis.

TABLE I - COMPARATIVE STATEMENT OF ORDINARY REVENUE
		Fiscal Year Ended March 31, (in millions)
					Budget
					Estimate
	2002	2003	2004	2005	2006

Own Source
Taxes	$2,376.3	$2,481.6	$2,612.4	$2,664.2	$2,771.9
Investment Income[1]	211.3	138.0	213.3	249.8	249.9
Licences and Permits	95.3	95.8	95.3	93.2	100.8
Sale of Goods and Services	83.8	83.2	201.3	203.9	210.2
Royalties	58.2	57.5	67.2	67.8	65.3
Return on Investment	23.4	24.7	30.0	22.2	20.1
Fines and Penalties	1.3	1.5	1.2	1.6	1.7
Other	15.4	17.9	16.2	16.9	13.2
Transfer from Fiscal Stabilization Fund	---	110.4	---	---	---
Total - Own Source	2,865.0	3,010.6	3,236.9	3,319.6	3,433.1

Grants from Canada
Unconditional Grants - Canada	1,818.0	1,647.6	1,636.4	2,039.8	2,037.6
Conditional Grants - Canada	182.3	180.5	221.0	242.2	245.0
Total - Grants from Canada	2,000.3	1,828.1	1,857.4	2,282.0	2,282.6
Total - Ordinary Revenue	$4,865.3	$4,838.7	$5,094.3	$5,601.6	$5,715.7

___________________________

1 Includes Lottery revenues, New Brunswick Municipal Finance Corporation, New Brunswick Liquor Corporation, New Brunswick Electric Finance Corporation, New Brunswick Securities Commission and Algonquin Golf Limited.

Exhibit “d” Current Province of New Brunswick Description

TABLE II - COMPARATIVE STATEMENT OF ORDINARY EXPENDITURE
		Fiscal Year Ended March 31, (in millions)
					Budget
					Estimate
	2002	2003	2004	2005	2006

Economic Development	$144.6	$114.1	$132.8	$137.3	$118.7
Education	886.5	962.3	1,000.7	999.3	1,017.7
Employment Development & Labour	198.4	188.9	198.4	196.0	194.7
Family and Community Services	679.7	695.2	711.9	723.5	740.1
Health	1,393.4	1,468.4	1,565.6	1,689.5	1,778.3
Protection Services	126.2	131.4	134.3	139.5	137.8
Resource Sector	130.2	134.0	142.6	148.8	145.8
Transportation	150.7	159.5	151.4	150.3	153.9
Central Government	471.4	381.7	574.9	588.0	678.1
Service of the Public Debt	651.8	660.9	582.9	580.9	601.0

Total Ordinary Expenditure	$4,832.9	$4,896.4	$5,195.5	$5,353.1	$5,566.1

Exhibit “d” Current Province of New Brunswick Description

Table III - Comparative Statement of Net Capital Expenditure

(in millions)	Fiscal Year Ended March 31,
					Budget
					Estimate
	2002	2003	2004	2005	2006
Expenditure:

Highways	$107.4	$148.9	$181.3	$204.3	$203.1
Bridges	16.7	17.1	21.3	30.4	32.0
Schools	34.5	34.3	35.2	46.7	48.0
Hospitals	12.1	12.9	25.3	56.9	95.7
Other Public Buildings	13.4	18.7	8.1	9.3	21.8
Economic and Regional Development	0.5	0.5	0.5	0.5	1.1
Vehicles	24.5	3.9	7.5	19.3	7.0
Water Pollution Control Grants.	0.5	0.5	0.5	0.4	0.5
Other	17.8	17.1	13.6	17.8	14.6
Total Expenditure	227.4	253.9	293.3	385.6	423.8

Recoveries:
Recoveries from Canada
Highways	16.6	38.3	49.6	31.9	36.2
Economic and Regional Development Projects	0.8	3.1	0.2	1.7	0.0
Health	0.7	0.4	1.6	3.7	3.8
	18.1	41.8	51.4	37.3	40.0
Other Recoveries	1.8	0.9	1.2	4.3	1.3
Total Recoveries	19.9	42.7	52.6	41.6	41.3
Net Capital Expenditure.	$207.5	$211.2	$240.7	$344.0	$382.5

TABLE IV - COMPARATIVE STATEMENT OF NET DEBT
(in millions)
Historical data unavailable due to adoption of TCAA	Fiscal Year Ended March 31,
			Budget
			Estimate
	2004	2005	2006

Net Debt - Beginning of year	$6,879.3	$6,967.6	$6,836.0
Ordinary Account (Surplus) Deficit.	101.2	(248.5)	(149.5)
Net Capital Expenditure	240.7	344.0	382.5
Special Purpose (Surplus) Deficit	(4.2)	(6.3)	0.7
Special Operating Agency (Surplus) Deficit	(12.1)	(12.7)	(10.7)
Earnings from Sinking Funds	(222.5)	(221.6)	(227.0)
Change in Other Non-Financial Assets	(14.8)	14.0	---
Eliminations of Inter-account Transactions	---	(0.5)	---
Increase (Decrease) in Net Debt for the year.	88.3	(131.6)	(4.0)

Net Debt - End of year	$6,967.6	$6,836.0	$6,832.0

Exhibit “d” Current Province of New Brunswick Description

TABLE V - COMPARATIVE STATEMENT OF NET LOANS AND ADVANCES

		Fiscal Year Ended March 31,
(in millions)					Budget
					Estimate
	2002	2003	2004	2005	2006

Disbursements:

Agricultural Development Act	$1.9	$0.5	$0.2	$0.1	$3.0
Economic Development Act	10.8	19.5	13.4	18.2	42.0
Fisheries Development Act	5.1	1.7	0.5	1.2	5.0
Housing	6.3	5.1	4.8	4.9	5.9
Nursing Home	1.7	---	---	---	---
Student Loan Advances	---	---	---	---	273.7	*
Veterans' Affairs	9.7	1.3	0.8	---	---
Other	---	0.5	---	0.9	1.6
	35.5	28.6	19.7	25.3	331.2

Recoveries:

Agricultural Development Act	1.6	0.6	0.5	1.5	2.0
Economic Development Act	7.6	12.6	25.8	11.1	9.5
Fisheries Development Act	3.6	3.8	2.9	3.7	2.8
Greater Moncton Area Transitional Policing	0.3	0.3	0.3	0.3	0.3
Housing	3.9	4.2	4.2	5.0	4.5
Loans to Students	---	---	---	---	12.5
Nursing Homes	4.5	---	---	---	---
Provincial Holdings Ltd	1.1	0.4	0.3	0.3	0.3
Veterans' Affairs	---	0.3	1.3	1.4	1.5
Other	0.3	0.3	0.3	0.3	0.6
	22.9	22.5	35.6	23.6	34.0
Net Loans and Advances.	$12.6	$6.1	$(15.9)	$1.7	$297.2

* In 05/06, the Dept of Education took over the financing of the NB Student Loan Program

Exhibit “d” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AT MARCH 31, 2005

Date of Maturity		Interest Rate	Sinking Fund Installment Rate	Series	Currency Amount	Outstanding Amount (CAN $)	Date Issued	Reference
		%	%		Thousands
Repayable in United States Dollars:
20 June	2005	6.5	1.5	FH	150,000.0	189,687.0	June 1995	2
15 Feb.	2013	7.625	1 & 1.5	EO	200,000.0	241,920.0	Feb. 1993	2
15 Aug.	2013	6.75	1 & 1.5	ET	200,000.0	241,920.0	Sept. 1993	2
15 May	2020	9.75	1 & 1.5	DU	200,000.0	241,920.0	May 1990	2
1 May	2022	8.75	1 & 1.5	EI	200,000.0	241,920.0	May 1992	2
					US$ 950,000.0	C$ 1,157,367.0

Repayable in Swiss Francs:
3 Nov.	2006	5.625	1.5	FQ	100,000.0	C$104,443.0	March 1998	2,4
					Sfr 100,000.0	C$104,443.0

Repayable in Canadian Dollars:
10 Apr.	2005-10 Dec. 2005	10.8 - 12.57	1	CP		46,125.0	1985	1
19 Apr.	2005	8.75	1 & 1.5	FE		200,000.0	April 1995	2
29 July	2005	2.96	1.5	GF		36,000.0	July 2003	2
15 Dec.	2005	7.50	1 & 1.5	FK		200,000.0	Dec. 1995	2
3 Feb.	2006	3.75	1 & 1.5	GB		200,000.0	Feb. 2003	2
9 May	2006-10 Mar. 2007	9.04 - 9.97	1	CP		75,518.0	1986 – 1987	1
19 June	2006	7.75	1.5	FL		200,000.0	June 1996	2
31 July	2006	3.4	1.5	GG		36,000.0	July 2003	2
16 Oct.	2006	7.10	1.5	FM		200,000.0	Oct. 1996	2
3 Nov.	2006	5.625	1.5	FQ		54,932.2	March 1998	2,4
26 Feb.	2007	6.75	1 & 1.5	FN		200,000.0	Feb. 1997	2
10 Apr.	2007-10 Mar. 2008	9.12 - 11.07	1	CP		62,396.0	1987 – 1988	1
30 July	2007	3.816	1.5	GH		38,704.0	July 2003	2
23 Oct.	2007	4.78 & 4.7925	1 & 1.5	GA		791,500.0	Oct. 2002	2,13
11 Apr.	2008-1 Dec. 2008	9.62 - 10.39	1	CP		59,314.0	1988	1
2 June	2008	5.70	1.5	FR		550,000.0	Mar., Oct. 1998	2,5
7 July	2008	4.35	1.5	GD		101,958.4	July 2003	2
2 Dec.	2008	4.25	1.5	GI		300,000.0	Sept. 2003	2
3 Apr.	2009-1 Mar. 2010	9.15 - 10.31	1	CP		64,307.0	1989 – 1990	1
2 June	2009	5.25	1.5	FU		550,000.0	May, Sept. 1999	2,7
22 June	2009	10.25	1.5	DR		88,019.0	June 1989	2,3
23 Nov.	2009	10	1 & 1.5	DT		120,359.0	Nov. 1989	2,3
2 Dec	2009	4.5	1 & 1.5	GK		300,000.0	June 2004	2
2 Apr.	2010-1 Mar. 2011	10.36 - 11.04	1.5	CP		40,360.0	1990 – 1991	1
15 June	2010	6.375	1 & 1.5	FW		600,000.0	June, Dec. 2000	2,9
10 Apr.	2011-10 July 2011	9.81 - 10.04	1.5	CP		58,458.0	1991	1
12 July	2011	5.8	1 & 1.5	FX		600,000.0	Feb., June 2001	2,10
31 Oct.	2011	10.125	1 & 1.5	ED		200,000.0	Oct. 1991	2
1 Dec.	2011	5.85	1 & 1.5	FY		600,000.0	Dec. 01, Feb. 02	2,11
11 May	2012-10 July 2012	9.17 - 9.45	1.5	CP		41,673.0	1992	1
6 Dec	2012	5.875	1& 1.5	FZ		600,000.0	June, Aug. 2002	2,12
18 Jan.	2013	9.25	1 & 1.5	EN		200,000.0	Jan. 1993	2
25 Feb	2013	5.5	1 & 1.5	GC		200,000.0	Feb. 2003	2
28 June	2013	8.5	1 & 1.5	ER		200,000.0	June 1993	2

Exhibit “d” Current Province of New Brunswick Description

13 Jan.	2014	7.75	1.5	EW	200,000.0	Jan. 1994	2
4 Feb.	2015	4.5	1 & 1.5	GL	250,000.0	Feb. 2005	2
12 May	2015	8.75	1 & 1.5	FF	200,000.0	May 1995	2
27 June	2017	6.75	1.5	FO	250,000.0	June 1997	2
27 Dec.	2017	6	1.5	FP	250,000.0	Nov. 1997	2
2 Apr.	2019 - 3 Mar. 2020	5.64-6.82	1.5	CP	46,892.0	1999-2000	1
1 Apr.	2020 - 2 Mar. 2021	6.25-6.76	1.5	CP	53,014.0	2000-2001	1
1 Apr.	2021 - 1 Mar. 2022	6.26-6.70	1.5	CP	74,784.4	2001-2002	1
1 Apr.	2022 – 1 Mar. 2023	5.79 – 6.51	1.5	CP	73,185.0	2002-2003	1
5 Apr.	2023 – 1 Mar. 2024	5.37 – 6.06	1.5	CP	71,205.0	2003-2004	1
2 Apr.	2024 – 10 Jan. 2025	5.16 – 5.83	1.5	CP	67,087.0	2004-2005	1
27 Dec.	2028	5.65	1.5	FT	500,000.0	July 98, Feb. 99	2,6
15 Dec.	2029	5.75 / 6.29	1	FV	50,000.0	Dec. 1999	8
27 Jan.	2034	5.5	1.5	GJ	550,000.0	Jan., Nov. 2004	2,14

					$ 10,451,791.0
					C$ 11,713,601.0
Note:
Up to 31 March 1980, the sinking fund installment rate on the Series CP debentures was 3%. Commencing 1 April 1980, the minimum rate was reduced to 1%.

References:

(1)

Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable.  Twenty year bonds redeemable in whole, or in part, at 100% on not less than six months notice.

(2)

Non-callable.

(3)

Pursuant to Section 24 of the Provincial Loans Act, the Minister of Finance authorized the cancellation of a portion of this issue held as an investment in the Sinking Fund effective 1 April 1991.  The Sinking Fund instalment is the same as that made prior to the cancellation.

(4)

Swiss Franc 100,000.0 represents the amount payable under a swap transaction for the repayment at maturity of a portion of series FQ $150,000.0 due 3 November 2006.  The remaining $54,932.2 of series FQ is repayable in Canadian dollars.  Interest is payable semi-annually in Canadian dollars.

(5)

In October 1998, the Province issued an additional $250,000.0 of its Series FR debentures.

(6)

In February 1999, the Province issued an additional $250,000.0 of its Series FT debentures.

(7)

In September 1999, the Province issued an additional $250,000.0 of its Series FU debentures.

(8)

Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days notice.  The interest rate is 5.75% to 15 December 2007.  After this date, until maturity, the interest rate is 6.29%.

(9)

In December 2000, the Province issued an additional $300,000.0 of its Series FW debentures.

(10)

In June 2001, the Province issued an additional $300,000.0 of its Series FX debentures.

(11)

In February 2002, the Province issued an additional $300,000.0 of its Series FY debentures.

(12)

In August 2002, the Province issued an additional $300,000.0 of its Series FZ debentures.

(13)

Canadian $791,500.0 represents the amount payable under an interest rate and currency swap agreement with a counter-party for the repayment at maturity of the Province’s debt of Series GA 3.50% $500,000.0 US due 23 October 2007. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(14)

In November 2004, the Province issued an additional $250,000.0 of its Series GJ debentures.

Exhibit “d” Current Province of New Brunswick Description

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar, Japanese yen and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2000 through 2004.

Average of Noon Spot Rates	2000	2001	2002	2003	2004

U.S. Dollar	$1.4852	$1.5489	$1.5704	$1.4014	$1.3015
Japanese Yen (100 yen)	1.3780	1.2755	1.2554	1.2088	1.2035
Swiss Franc	0.8796	0.9189	1.0112	1.0418	1.0473

Source:  Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document.

The financial statements of the Province included herein under the heading "Tables and Supplementary Information of the Province" have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability) and the forecast of revenue and expenditure published in the Budget Estimates.  All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, the financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities.  The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.